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Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2010

        This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of November 3, 2010, and is intended to supplement and complement Kinross Gold Corporation's unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's audited consolidated financial statements for the year ended December 31, 2009 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The unaudited interim consolidated financial statements and MD&A are presented in US dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three and nine months ended September 30, 2010, as well as our outlook.

        This section contains forward-looking statements and should be read in conjunction with the risk factors described in the "Risk Analysis" section. In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

        Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.     Description of the Business

        Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania and Ghana. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells silver.

        The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risks and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Consolidated Financial and Operating Highlights

	Three months ended September 30,				Nine months ended September 30,
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)	2010	2009	Change	% Change	2010	2009	Change	% Change
Operating Highlights
Total gold equivalent ounces(a)
Produced(b)	616,178	591,067	25,111	4%	1,793,569	1,801,281	(7,712)	(0%	)
Sold(b)	618,698	608,574	10,124	2%	1,840,820	1,850,475	(9,655)	(1%	)
Attributable gold equivalent ounces(a)
Produced(b)	575,065	537,440	37,625	7%	1,657,469	1,624,807	32,662	2%
Sold(b)	576,955	554,232	22,732	4%	1,696,011	1,664,647	31,364	2%
Financial Highlights
Metal sales	$735.5	$582.3	$153.2	26%	$2,089.7	$1,713.1	$376.6	22%
Cost of sales(c)	$313.8	$271.6	$42.2	16%	$881.1	$776.1	$105.0	14%
Accretion and reclamation expense	$5.2	$4.7	$0.5	11%	$15.6	$13.9	$1.7	12%
Depreciation, depletion and amortization	$116.8	$109.7	$7.1	6%	$358.3	$337.9	$20.4	6%
Operating earnings	$213.1	$124.6	$88.5	71%	$627.0	$419.7	$207.3	49%
Net earnings (loss)	$346.9	$(21.5)	$368.4	1713%	$561.3	$74.3	$487.0	655%
Basic earnings (loss) per share	$0.45	$(0.03)	$0.48	1600%	$0.78	$0.11	$0.67	609%
Diluted earnings (loss) per share	$0.44	$(0.03)	$0.47	1567%	$0.77	$0.11	$0.66	600%
Cash flow from operating activities	$271.7	$141.9	$129.8	91%	$700.1	$479.1	$221.0	46%
Average realized gold price per ounce	$1,190	$956	$234	24%	$1,138	$926	$212	23%
Consolidated Cost of sales per equivalent ounce sold(d)	$507	$446	$61	14%	$479	$419	$60	14%

(a)
Total includes 100% of Kupol and Chirano production. "Attributable" includes Kinross' share of Kupol (75%) and Chirano (90%) production.
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2010 was 64.84:1, compared with 65.35:1 for the third quarter of 2009 and for the first nine months of 2010 was 65.26:1, compared with 67.96:1 for the first nine months of 2009.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
Consolidated Cost of sales per gold equivalent ounce sold is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

Consolidated Financial Performance

        Unless otherwise stated "attributable" production includes only Kinross' share of Kupol (75%) and Chirano (90%) production.

Third quarter 2010 vs. Third quarter 2009

        In the third quarter of 2010, Kinross' attributable production was 7% higher than the third quarter of 2009. Production for the quarter reflects increases at Fort Knox due to the addition of the heap leach pad which commenced production in the fourth quarter of 2009, and at Paracatu due to improved grade and recovery. Increases in production were offset to some degree by lower production at Kupol due to lower grades, and at Maricunga as access to ore was restricted as mining approached the bottom of the Verde pit.

        Metal sales increased by 26% to $735.5 million, compared with $582.3 million in the third quarter of 2009. The increase in metal sales was attributed to higher metal prices, and a 4% increase in attributable gold equivalent ounces sold. Kinross realized an average gold price of $1,190 per ounce compared with $956 per ounce in the third quarter of 2009. Attributable gold equivalent ounces sold in the quarter exceeded the amount produced, due to timing of shipments as finished goods remaining on hand at the end of the second quarter of 2010 were sold during the third quarter of 2010.

        Cost of sales increased by 16% to $313.8 million from the third quarter of 2009 primarily due to increases at Fort Knox and La Coipa. Cost of sales increased at Fort Knox due to costs associated with operating the heap leach pad for a full quarter in 2010 compared to 2009 as the heap leach commenced operation in September of 2009, and to higher diesel and energy costs. La Coipa experienced increased contractor, fuel and power costs, contributing to a 50% rise in its cost of sales.

        Depreciation, depletion and amortization increased by 6% to $116.8 million from $109.7 million in the third quarter of 2009 largely due to higher attributable gold equivalent ounces sold.

        Operating earnings of $213.1 million were recorded in the third quarter of 2010 compared with operating earnings of $124.6 million in the same period in 2009. The increase in operating earnings primarily reflects the impact of higher metal prices, offset by less significant increases to cost of sales, exploration and business development costs, and general and administrative costs.

        Net earnings for the third quarter of 2010 were $346.9 million or $0.45 per share compared with a net loss of $21.5 million or $0.03 per share for the third quarter of 2009. The primary contributions to net earnings for the quarter were gains of $146.4 million and $95.5 million recorded on the sales of Kinross' equity interest in Harry Winston Diamond Corporation ("Harry Winston") and on its Working Interest in the Diavik Diamond Mines joint venture ("Diavik"), respectively.

        Operating cash flows for the third quarter of 2010 increased to $271.7 million compared with $141.9 million for the third quarter of 2009, mainly due to the positive change in net income, driven by a higher gold price.

        Cost of sales per ounce was 14% higher in the third quarter of 2010 compared with the third quarter of 2009 and reflects the changes in cost of sales and gold equivalent ounces sold noted above.

First nine months 2010 vs. First nine months 2009

        For the first nine months of 2010, Kinross' production was consistent with production for the first nine months of 2009. During the first nine months of 2010, production increased at Fort Knox due to nine months of production from the heap leach pad which commenced production in the fourth quarter of 2009, at Paracatu due to operating improvements and enhanced recoveries, and at Kettle River-Buckhorn as the mine was ramping up to targeted production during the first nine months of 2009. The increases in production were offset by lower production at Kupol and in Chile. Production for the first nine months of 2010 was lower at Kupol due to lower grades. At La Coipa, production was negatively impacted by a higher concentration of clay in the ore blend which impacted filter plant capacity and recovery rates, while access to ore was restricted at Maricunga as mining reached the bottom of the Verde pit.

        Metal sales for the first nine months of 2010 were $2,089.7 million, a 22% increase compared with the first nine months of 2009. The increase in metal sales can be attributed to higher metal prices as gold equivalent ounces sold were consistent with the first nine months of 2009. The average realized gold price increased by 23% to $1,138 for the first nine months of 2010 compared with $926 in the same period in 2009. Attributable gold equivalent ounces sold were 1,696,011 compared with 1,664,647 ounces in the first nine months of 2009. Attributable gold equivalent ounces sold in 2010 were 2% higher than attributable gold equivalent ounces produced as finished goods inventory on hand at the end of December 31, 2009 was sold during 2010.

        Cost of sales increased by 14% to $881.1 million compared with $776.1 million for the first nine months of 2009. Cost of sales was higher during 2010 largely due to increased production at Paracatu and Round Mountain, and increased contractor and power costs at La Coipa. Additionally, Fort Knox experienced higher diesel costs and energy costs for the first nine months of 2010 as the power plant in the region was shutdown, resulting in higher overall energy prices.

        Depreciation, depletion and amortization increased to $358.3 million compared with $337.9 million for the first nine months of 2009, as depreciation related to the heap leach pad at Fort Knox which did not commence production until the fourth quarter of 2009, is included in 2010. Additionally, depreciation, depletion and amortization increased at Kettle River-Buckhorn and Paracatu due to higher gold equivalent ounces sold and to a reduction in reserves at December 31, 2009, decreasing the base upon which the majority of depreciation is calculated.

        During the first nine months of 2010, the Company recorded operating earnings of $627.0 million compared with $419.7 million for the first nine months of 2009, an increase of 49%. Operating earnings reflect the impact of higher metal prices, offset to some extent by higher cost of sales, exploration and business development costs and higher general and administrative expenses, compared with the first nine months of 2009.

        Net earnings for the first nine months of 2010 increased to $561.3 million or $0.78 per share compared with $74.3 million or $0.11 per share in the first nine months of 2009. The primary contributions to net earnings were gains of $146.4 million and $95.5 million recorded on the sales of Kinross' equity interest in Harry Winston and on its Working Interest in Diavik, respectively. These impacts, combined with a $36.7 million pre-tax gain recognized on the sale of one-half of Kinross' interest in Cerro Casale, resulted in a $275.7 million increase in the gain on sale of assets and investments between the first nine months of 2009 and the first nine months of 2010.

        Operating cash flows were $700.1 million compared with $479.1 million for the first nine months of 2009. Operating cash flows for the first nine months of 2010 reflect the impact of higher metal prices. Additionally, operating cash flows reflect the sale of finished goods inventory on hand at the end of December 31, 2009.

        Cost of sales per ounce increased to $479 per ounce compared with $419 per ounce for the first nine months of 2009, reflecting the changes in cost of sales and gold equivalent ounces sold noted above.

2.     Impact of Key Economic Trends

        Kinross' 2009 Annual MD&A contains a discussion of the key economic trends that affect the Company and its financial statements. Included in this MD&A is an update reflecting significant changes since the preparation of the 2009 Annual MD&A.

Price of gold

        Gold price is the largest single factor in determining profitability and cash flow from operations. During the third quarter of 2010, the average price of gold was $1,227 per ounce, with gold trading in a range of $1,157 to $1,308 per ounce based on the London PM Fix gold price. This compares to an average of $960 per ounce in the third quarter of 2009, with a low of $909 and a high of $1,019 per ounce. During the third quarter of 2010, Kinross realized an average price of $1,190 per ounce compared with $956 in the same period of the prior year. For the first nine months of 2010, the price of gold averaged $1,178 per ounce compared with $931 per ounce for the first nine months of 2009. In the first nine months of 2010, Kinross realized an average price of $1,138 per ounce compared with an average price realized of $926 per ounce in the first nine months of 2009.

Foreign currencies

        The Company's non-U.S. operations and exploration activities are carried out in Canada, Brazil, Chile, Ecuador, the Russian Federation, Mauritania and Ghana, with a portion of operating costs and capital expenditures denominated in the local currency. For the third quarter and for the first nine months of 2010, the US dollar was weaker relative to the Canadian dollar, Brazilian real, Chilean peso, and Russian rouble compared with the same periods in 2009. As at September 30, 2010, the US dollar was weaker relative to the spot rate at December 31, 2009 for the Canadian dollar, Brazilian real and Chilean peso, while the US dollar strengthened relative to the Russian rouble.

Cost pressures

        The Company has been impacted by industry wide cost pressures on development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, changes in energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company's mines, however all operations experienced higher fuel costs during the third quarter and first nine months of 2010 compared with the same periods in 2009. The West Texas Intermediate Crude price averaged $76 and $78 per barrel for the third quarter and for the first nine months of 2010, respectively, compared with $68 and $57 per barrel in the third quarter and the first nine months of 2009, respectively.

3.     Outlook

        The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A.

        The following key sensitivities do not incorporate the addition of the former Red Back Mining Inc. ("Red Back") mines.

        Approximately 50%-60% of the Company's costs are denominated in US dollars.

        A 10% change in foreign exchange could result in an approximate $7 impact in cost of sales per ounce(i).

(i)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

        A $10 per barrel change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.

        The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on cost of sales per ounce.

Operational Outlook

        Unless otherwise stated "attributable" production includes only Kinross' share of Kupol (75%) and Chirano (90%) production. Cost of sales per attributable gold equivalent ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol (25%) and Chirano (10%) sales attributable to third parties.

        Kinross has revised its production and cost of sales forecast for full-year 2010, incorporating forecast production and cost of sales for the former Red Back mines, from closing of the Red Back transaction on September 17, 2010, until year-end. The Company is also revising its regional cost of sales for Chile.

        In 2010, Kinross expects to produce 2.30 to 2.35 million attributable gold equivalent ounces, compared to the previous forecast of approximately 2.2 million attributable gold equivalent ounces.

        Cost of sales per attributable gold equivalent ounce is expected to be $505 to $520 for 2010, compared to the previous forecast of $460 to $490.

        Forecasted 2010 production resulting from the Red Back transaction is expected to be 135,000 to 155,000 gold equivalent ounces at an average cost of sales of $650 to $675 per ounce.

        The Company has revised its regional forecast for 2010 cost of sales in Chile, and now expects to produce 350,000-380,000 gold equivalent ounces from its Chilean operations at an average cost of sales of $700-720 per ounce, compared to the previous forecast of 350,000-380,000 gold equivalent ounces at an average cost of sales of $630-680 per ounce.

        On a by-product accounting basis, Kinross expects to produce 2.2 million ounces of gold and 9.9 million ounces of silver at an average cost of sales per gold ounce of $460 to $470.

        Kinross has also revised its previous capital expenditure forecast for 2010 for its operations excluding West Africa, which are now expected to be $550 million, compared to the previous forecast of $590 million, due to timing of expenditures. Capital expenditures for the West Africa operations from closing of the Red Back transaction on September 17, 2010 until year end are expected to be $80 million, and total capital expenditures for all Kinross operations are expected to be $630 million.

        As a result of the addition of the former Red Back mines, Kinross has increased its 2010 exploration expenditure forecast from $102 million to $130 million. Depreciation expenses for African operations is expected to be approximately $320 per gold equivalent ounce sold in the fourth quarter. The Company's 2010 other operating cost forecast is $61 million of which $26.0 million has been spent to date.

        General and administrative expense is forecast to be approximately $140 million in 2010.

4.     Project Updates and New Developments

Growth projects at sites

Tasiast expansion project

        Development and exploration activities at Tasiast have accelerated following the closing of the Red Back acquisition. A scoping study of the expansion project is targeted for completion in December. Kinross is in the process of selecting an engineering firm to undertake a feasibility study which is expected to be complete by mid-2011. The Tasiast development plan currently envisions construction of a new mill with increased capacity from the current level of 10,000 tonnes per day to approximately 60,000 tonnes per day, and purchase of a new, larger mining fleet, tailored to the scale of the expanded operation. Kinross has completed a comprehensive review of permitting requirements for the expansion project and has commenced the process of obtaining the necessary permits to support the project.

        Kinross assumed management of the Tasiast exploration program on September 17, 2010 subsequent to the close of the Red Back acquisition. Since then, the Company has added two core drills and completed 11,452 metres of drilling. There are currently 16 drills onsite and a total of 64,682 metres were drilled during the third quarter of 2010, bringing year-to-date drilling at Tasiast to 156,784 metres.

        Kinross expects to add 7 core drills to the current 16 onsite, with all rigs scheduled to be operational by mid to late November. The Company expects to complete 50,000 metres of drilling in the Greenschist zone for the rest of the year, testing the full extent of mineralization to a depth of approximately 700 metres below surface. In a parallel exploration program, the Company plans to drill a further 20,000 meters along the Tasiast trend beyond the 8 kilometre mine corridor and to test surface geochemical targets in the district. Fourth quarter exploration expenditures are expected to be $20.6 million.

        The Tasiast geological resource model has been updated to include recent drill hole assay data and reclassified to appropriately represent the significant continuity within the Greenschist mineralisation. As a result, Inferred mineral resources have been increased and are now estimated to be 105.6 million tonnes at 1.5 g/t Au, containing 5.1 million gold ounces. This represents an increase of 3.2 million ounces over the prior September 7, 2010 estimate reported by Red Back.

Dvoinoye development

        At Dvoinoye, Kinross continues to advance development and exploration work, which had commenced before the transaction closed in August. As previously disclosed, the five-year exploration plan for Dvoinoye, including an exploration decline, has been approved by government authorities. Exploration has progressed ahead of plan, with over 10,000 linear metres of drilling now completed. Exploration will continue for the remainder of the year and will include further confirmation, geotechnical and condemnation drilling. Project commissioning is targeted to commence in 2013. The road connection between Dvoinoye and the northern paved highway to Pevek has been completed. Work on the all-weather road between Dvoinoye and Kupol is finished for the season, and will re-commence in the summer of 2011.

Paracatu third ball mill

        The third ball mill at the Paracatu expansion plant remains on budget and on schedule for commissioning in the first half of 2011. Procurement commitments are at approximately 90%, total project completion is at approximately 60%, and physical construction is approximately 40% complete. The mill concrete foundation was completed in September and the ball mill is now in the process of being set on the foundation. Structural steel and electrical installation has also commenced.

Paracatu fourth ball mill

        A feasibility study has been completed for a further expansion at Paracatu. The Board has approved a fourth ball mill at a cost of approximately $120 million, and an additional electric shovel and mine truck at a cost of approximately $25 million. The fourth ball mill is expected to give the expansion plant the additional grinding capacity to allow ore processing throughput of 41 million tons per annum as the ore work index increases in future years. The mill is expected to be operational in the first half of 2012.

Maricunga projects

        The upgrade to the Adsorption, Desorption, and Refining (ADR) plant at Maricunga remains on schedule for completion at year-end. Work is progressing well on the Maricunga SART (Sulphidization, Acidification, Recycling and Thickening) plant, which remains on schedule to be operational in late 2011.

        As a result of its review of capital planning and project priorities, Kinross has postponed development work on the Maricunga optimization project. The Company plans to re-assess the project as part of its comprehensive review of Chile operations. Equipment previously ordered for the project has been re-deployed to Tasiast and Fort Knox.

New developments

Lobo-Marte

        Development work on the Lobo-Marte project remains on schedule. Geotechnical drilling is complete, with condemnation, hydrogeological and infill drilling associated with the existing permit expected to be completed by year-end. Agency review of a permit application for an additional 20,000 metres of drilling continues, with approval expected during the first quarter of 2011. The Company expects to complete its updated pre-feasibility study in the fourth quarter, followed by a feasibility study in the first half of 2011, and remains on schedule to submit the Environmental Impact Assessment (EIA) in mid-2011. The project is targeted to commence commissioning in 2014.

Fruta del Norte

        At the Fruta del Norte (FDN) project in Ecuador, geotechnical and hydrogeological drilling continued during the quarter. The terms of reference for an EIA for the proposed exploration decline at La Zarza (the location of the FDN orebody) were approved and the EIA was submitted to the regulatory agencies, while the associated public consultation process was completed in October. Agency review of the EIA will continue in the fourth quarter of 2010 with approval expected in the first half of 2011. In the third quarter, the Company submitted the terms of reference for exploration and condemnation drilling on the Colibri concession (the proposed site for the processing plant and tailings facility) and expects to submit an EIA in the fourth quarter. The project pre-feasibility study remains on schedule to be completed by year-end. A feasibility study is expected to be completed in the first half of 2011.

        Kinross continues to consult with the Ecuadorian government regarding the form and content of a model exploitation contract for the mining industry, which the government has indicated it intends to publish in the near future. Following enactment of the Organic Code for Production, Commerce and Investment, which includes the government's proposed legislation regarding investment protection, Kinross would expect to begin negotiations with the government regarding both an investment protection agreement and an exploitation agreement for FDN.

Cerro Casale

        On March 31, 2010, Kinross closed the sale of 25% of the Cerro Casale project in Chile to Barrick Gold Corporation for a total transaction value of approximately $474.3 million, comprised of approximately $454.3 million in cash plus the assumption by Barrick of a $20 million contingent obligation. Kinross now owns 25%, and Barrick 75%, of the Cerro Casale project.

        At the Cerro Casale project in Chile, the review of any additional permitting requirements before considering a construction decision is progressing, alongside discussions with the government and meetings with local communities and indigenous groups. Detailed engineering has commenced and is about 20% complete.

Underworld Resources acquisition

        On April 26, 2010, the Company acquired 81.6% of the issued and outstanding shares of Underworld Resources Inc. ("Underworld"), on a fully diluted basis by way of a friendly take-over bid. On June 30, 2010, the Company acquired the remaining outstanding shares of Underworld it did not already own, and on July 6, 2010, the shares of Underworld were delisted. Pursuant to the acquisition approximately 6.5 million Kinross shares and approximately 0.4 million Kinross options were issued. The total transaction was valued at $126.5 million, including transaction costs. This amount was added to the cost of a previously owned investment of $3.5 million, resulting in a total cost of $130.0 million for the asset.

        Underworld's key asset is the White Gold project, located in the Tintina gold belt, approximately 95 kilometres south of Dawson City, Yukon Territory. Kinross expects to spend approximately $15 million in 2010 on drilling programs at the Golden Saddle and Arc targets aimed at expanding the resource, as well as focussing on other quality targets identified by Underworld.

        Kinross completed its 2010 exploration program at the White Gold and J.P. Ross projects on schedule and under budget, drilling a total of 30,505 metres for the year, with 16,652 metres drilled in the third quarter. The temporary camp has been demobilized for the season after airborne geophysical surveys were flown over the entire property and completion of property-wide mapping.

Completion of business combination with Red Back Mining

        On September 17, 2010, Kinross completed its plan of arrangement with Red Back, acquiring all of the issued and outstanding common shares of Red Back that it did not previously own. The acquisition gives the Company a strong position in West Africa, one of the world's fastest-growing and most prospective gold regions, and the best growth profile among senior gold producers.

        Former Red Back shareholders received 1.778 Kinross common shares plus 0.11 of a Kinross common share purchase warrant for each common share of Red Back. Each whole warrant is exercisable for a period of four years at an exercise price of $21.30 per Kinross common share. Outstanding options to acquire Red Back shares have been converted into fully vested replacement options to acquire Kinross common shares, adjusted by 1.778, plus an amount equal to the fair market value of 0.11 of a Kinross warrant. Red Back common shares were delisted from the TSX after market on September 21, 2010. Kinross has appointed Lukas Lundin, former Chairman of Red Back Mining, and Richard Clark, former CEO and President of Red Back Mining, to the Company's Board of Directors.

Completion of acquisition of Dvoinoye and Vodorazdelnaya

        In the third quarter, Kinross received approval from the Russian government to acquire 100% ownership of Dvoinoye, classified by the government as a strategic deposit. As a result, on August 27, 2010, the Company completed its acquisition of the Dvoinoye deposit and the Vodorazdelnaya property for consideration comprised of $167.0 million in cash and approximately 10.6 million newly issued Kinross shares.

Completion of acquisition of Kupol East and West licences

        On August 27, 2010, Kinross completed its agreement with B2Gold Corp. to acquire B2Gold's rights to an interest in the Kupol East and West exploration licence areas adjacent to the Kupol mine site, further consolidating the Company's interests in the area.

Sale of interest in Harry Winston Diamond Corporation

        On July 23, 2010, the Company entered into an agreement with a group of financial institutions to sell its approximate 19.9% equity interest in Harry Winston, consisting of 15.2 million Harry Winston common shares, on an underwritten block trade basis, for proceeds of approximately $185.6 million and a realized gain of $146.4 million. The transaction closed on July 28, 2010.

Completion of sale of Diavik mine interest

        On August 25, 2010, the Company completed the sale of its 22.5% interest in the partnership holding Harry Winston's 40% interest in Diavik to Harry Winston for net proceeds of $189.6 million. The final purchase price was comprised of $50.0 million cash, approximately 7.1 million Harry Winston common shares, valued at $69.7 million on the closing date, and a note payable in the amount of $70.0 million maturing 12 months from the date of closing. The transaction resulted in a gain of $95.5 million.

Increase in the revolving credit facility

        On June 17, 2010, Kinross increased the size of its revolving credit facility from $450.0 million to $600.0 million. All other terms and conditions under the existing revolving credit facility remain unchanged, and the facility has a maturity date of November 2012. The facility is led and arranged by Scotia Capital and by Bank of America Merrill Lynch.

New Chief Operating Officer appointed

        On May 3, 2010, Kinross announced that Tim Baker, Executive Vice-President and Chief Operating Officer, has decided to retire, effective December 31, 2010.

        On August 4, 2010, Kinross announced the appointment of Brant Hinze as Executive Vice-President and Chief Operating Officer, effective October 1, 2010. Mr. Hinze succeeds Tim Baker.

Process enhancements

Paracatu desulphurization

        The Board of Directors has approved installation of a $30 million desulphurization circuit at Paracatu. The new circuit is expected to reduce sulphur content in the tailings and increase gold recoveries in Plant 2 at Paracatu by approximately 4% when fully commissioned. The circuit is expected to be operational in the third quarter of 2011 and to be ready for commissioning of the new Eustaquio tailings facility in 2012. An EPCM firm has been selected and engineering and procurement are well advanced.

Exploration update

        Exploration expenses for the third quarter of 2010 were $31.1 million compared with $17.3 million for the third quarter of 2009. Capitalized exploration expenses totalled $2.6 million for the third quarter of 2010 compared with $4.8 million for the same period in 2009.

        In the first nine months of 2010, exploration and business development expenses were $80.5 million, compared with $48.9 million for the same period in 2009. Of the total exploration and business development expense, expenditures on exploration totaled $68.2 million. Capitalized exploration expenses for the first nine months of 2010 totaled $4.2 million. Kinross was active on more than 25 mine site, near-mine and greenfield projects in the third quarter with a total of 98,180 metres drilled.

        Tasiast: There are currently 16 drill rigs on site. Five core rigs have been added since Kinross commenced exploration management on September 17, 2010 and the Company plans to add 7 core drills with all rigs scheduled to be on site and operational mid to late November of 2010. A total of 11,452 metres drilled in the period from September 17 to September 30 of 2010. Kinross is targeting completion of 50,000 metres drilling at Tasiast between September 17 and the end of 2010 (40,000 metres testing extensions of the Greenschist Zone at West Branch and 10,000 metres testing targets beneath the Piment lodes). A further 20,000 metres of drilling is planned to test district targets along the Tasiast trend beyond the 8 km mine corridor. Fourth quarter exploration expenditures are anticipated to be $20.6 million. Deep drilling in the third quarter continued to confirm Kinross' geological model for the greenschist-style mineralization at West Branch. A number of holes extended mineralization between 400 and 600 metres beyond the limit of the latest resource estimate in the modeled down plunge direction.

        Chirano: Drilling at Chriano continued during the quarter with five diamond core rigs completing 2,335 metres between September 17 and September 30 of 2010. One rig continued infill drilling in the upper resource at Paboase to improve confidence in geological continuity in this area. The four other rigs started a campaign of systematic step-out drilling screening for new underground ore shoots north and south of Paboase.

        White Gold and Ross (100% Kinross): Two drills were active during the quarter with the program completed at White Gold and J.P. Ross projects early in September of 2010 and camps demobilized. A total of 30,505 metres were drilled (25,455 metres at White Gold and 5,050 metres at J.P. Ross) during the summer field season including 16,652 metres completed in the third quarter. Airborne magnetic and radiometric surveys were flown over the entire property and induced polarization/resistivity surveys completed at the Golden Saddle and McKinnon targets. Property wide mapping was completed including 7,182 soil samples, 482 rock chip samples and 2,768 metres of surface trenching.

        Dvoinoye: 6,707 metres were completed between August 27 and September 30 of 2010 with the aim of confirming, upgrading and expanding the current resource.

        Kupol: Drilling continued at Kupol in the third quarter with 54 holes for 17,492 metres completed at the 650, North, North Extension, South and Big Bend zones. The program is now over 90% complete with a total of approximately 40,000 metres planned for the full year 2010.

        La Coipa: Drilling productivity was impacted owing to redeployment of drill rigs to the San Jose mine to assist with the rescue of trapped miners. Limited work during the winter field season resulted in only 751 metres drilled at Puren.

        Kettle River-Buckhorn: The drilling program continued at Buckhorn with 86 holes completed for 11,058 metres. Targets drilled included LMU, Goldbowl, Buckhorn South and Mike's Skarn.

        Lobo-Marte: Exploration work continued on satellite targets located on the Lobo-Marte property. Drilling has been rescheduled for the fourth quarter.

5.     Consolidated Results of Operations

Operating highlights

	Three months ended September 30,					Nine months ended September 30,
(in millions, except ounces and per share amounts)	2010	2009	Change	% Change		2010	2009	Change	% Change
Operating Statistics
Total gold equivalent ounces(a)
Produced(b)	616,178	591,067	25,111	4%		1,793,569	1,801,281	(7,712)	(0%	)
Sold(b)	618,698	608,574	10,124	2%		1,840,820	1,850,475	(9,655)	(1%	)
Attributable gold equivalent ounces(a)
Produced(b)	575,065	537,440	37,625	7%		1,657,469	1,624,807	32,662	2%
Sold(b)	576,955	554,232	22,723	4%		1,696,011	1,664,647	31,364	2%
Gold ounces — sold	578,638	560,536	18,102	3%		1,715,032	1,690,526	24,506	1%
Silver ounces — sold (000's)	2,591	3,139	(548)	(17%	)	8,199	10,901	(2,702)	(25%	)
Average realized gold price ($/ounce)	$1,190.0	$956	$234	24%		$1,138.0	$926	$212	23%
Financial Data
Metal sales	$735.5	$582.3	$153.2	26%		$2,089.7	$1,713.1	$376.6	22%
Cost of sales(c)	$313.8	$271.6	$42.2	16%		$881.1	$776.1	$105.0	14%
Accretion and reclamation expense	$5.2	$4.7	$0.5	11%		$15.6	$13.9	$1.7	12%
Depreciation, depletion and amortization	$116.8	$109.7	$7.1	6%		$358.3	$337.9	$20.4	6%
Operating earnings	$213.1	$124.6	$88.5	71%		$627.0	$419.7	$207.3	49%
Net earnings (loss)	$346.9	$(21.5)	$368.4	1713%		$561.3	$74.3	$487.0	655%

(a)
Total includes 100% of Kupol and Chirano production. "Attributable" includes Kinross' share of Kupol (75%) and Chirano (90%) production.
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2010 was 64.84:1, compared with 65.35:1 for the third quarter of 2009 and for the first nine months of 2010 was 65.26:1, compared with 67.96:1 for the first nine months of 2009.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Operating Earnings (Loss) by Segment

	Three months ended September 30,					Nine months ended September 30,
(in millions)	2010	2009	Change	% Change(c)		2010	2009	Change	% Change(c)
Operating segments
Fort Knox	$65.2	$15.4	$49.8	323%		$126.5	$37.2	$89.3	240%
Round Mountain	23.0	18.6	4.4	24%		65.0	48.9	16.1	33%
Kettle River-Buckhorn	16.0	17.5	(1.5)	(9%	)	54.5	33.1	21.4	65%
Kupol	75.6	94.5	(18.9)	(20%	)	272.9	325.0	(52.1)	(16%	)
Paracatu	77.6	0.8	76.8	9600%		192.3	10.0	182.3	1823%
Crixás	9.7	7.2	2.5	35%		27.3	15.7	11.6	74%
La Coipa	13.2	5.7	7.5	132%		30.0	33.4	(3.4)	(10%	)
Maricunga	7.0	19.8	(12.8)	(65%	)	46.6	53.1	(6.5)	(12%	)
Tasiast	(1.0)	—	(1.0)	nm		(1.0)	—	(1.0)	nm
Chirano	0.3	—	0.3	nm		0.3	—	0.3	nm
Non-operating segments
Fruta del Norte	(9.0)	(7.3)	(1.7)	23%		(27.3)	(14.6)	(12.7)	87%
Cerro Casale(a)	—	—	—	nm		—	(0.4)	0.4	nm
Corporate and Other(b)	(64.5)	(47.6)	(16.9)	36%		(160.1)	(121.7)	(38.4)	32%

Total	$213.1	$124.6	$88.5	71%		$627.0	$419.7	$207.3	49%

(a)
As of March 31, 2010, Cerro Casale is accounted for as an equity investment.
(b)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains on disposal of assets and investments and other operating costs.
(c)
"nm" means not meaningful.

Mining operations

Fort Knox (100% ownership and operator) — USA

	Three months ended September 30,					Nine months ended September 30,
	2010	2009	Change	% Change		2010	2009	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	5,269	5,799	(530)	(9%	)	16,197	20,994	(4,797)	(23%	)
Tonnes processed (000's)(a)	7,655	3,091	4,564	148%		19,385	9,408	9,977	106%
Grade (grams/tonne)(b)	0.96	0.80	0.16	20%		0.81	0.71	0.10	14%
Recovery(b)	82.2%	82.7%	(0.5% )	(1%	)	80.9%	81.8%	(0.9% )	(1%	)
Gold equivalent ounces:
Produced	108,680	60,629	48,051	79%		264,590	176,646	87,944	50%
Sold	112,797	60,935	51,862	85%		263,612	173,802	89,810	52%
Financial Data (in millions)
Metal sales	$139.2	$59.0	$80.2	136%		$315.0	$163.1	$151.9	93%
Cost of sales(c)	56.5	36.0	20.5	57%		145.1	103.5	41.6	40%
Accretion and reclamation expense	0.4	0.4	—	0%		1.3	1.2	0.1	8%
Depreciation, depletion and amortization	15.3	6.0	9.3	155%		39.3	18.3	21.0	115%

	67.0	16.6	50.4	304%		129.3	40.1	89.2	222%
Exploration	1.8	1.1	0.7	64%		2.8	2.7	0.1	4%
Other	—	0.1	(0.1)	(100%	)	—	0.2	(0.2)	(100%	)

Segment Earnings	$65.2	$15.4	$49.8	323%		$126.5	$37.2	$89.3	240%

(a)
Includes 4,442,000 tonnes placed on the heap leach pad during the third quarter of 2010 and 9,523,000 for the first nine months of 2010.
(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.27 grams per tonne for the third quarter of 2010 and 0.30 grams per tonne for the first nine months of 2010.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Third quarter 2010 vs. Third quarter 2009

        Tonnes of ore mined were lower in the third quarter of 2010 compared with the third quarter of 2009 primarily due to mining deeper in Phase 6, which resulted in longer haulage cycles. Tonnes of ore processed during the third quarter of 2010 were 148% higher than in the prior year largely due to the ore placed on the heap leach pad which commenced operation during the third quarter of 2009, and to the processing of additional stockpile ore. Production was 79% higher during the third quarter of 2010 largely due to the increase in tonnes processed. Gold equivalent ounces sold were 3.8% higher than those produced in the third quarter of 2010, as finished goods inventory on hand at June 30, 2010, was sold during the third quarter.

        Metal sales were 136%, or $80.2 million, higher than in the third quarter of the prior year due to higher gold equivalent ounces sold and higher metal prices. Sales volume increases were responsible for $50.2 million of the change in metal sales with the remainder resulting from higher metal prices realized on those sales. Cost of sales was higher during the third quarter of 2010 compared with the third quarter of 2009, largely due to higher gold equivalent ounces sold and costs associated with operating the heap leach pad. Cost of sales was also impacted by higher diesel, energy and blasting supply costs and costs associated with the processing of stockpile ore. Energy costs were impacted by increases to per unit prices. Depreciation, depletion and amortization was 155% higher than in the third quarter of 2009 due to the amortization of the heap leach operation which commenced production in the fourth quarter of 2009.

First nine months of 2010 vs. First nine months of 2009

        Tonnes of ore mined decreased during the first nine months of 2010 compared with the first nine months of 2009 due to mining deeper in Phase 6, which resulted in longer haulage cycles. Tonnes of ore mined were also impacted by winter air inversions, which reduced the utilization of shovels and haul trucks during the first three months of 2010. Tonnes of ore processed during the first nine months of 2010 were higher than in the first nine months of 2009, largely due to the ore placed on the heap leach pad which only commenced operation during the third quarter of 2009, and to the processing of additional stockpile ore. The gold grade was 14% higher during the first nine months of 2010 than 2009 because of mine sequencing, as the mine plan called for mining an area of the pit with a higher grade than in 2009.

        Metal sales were 93% higher than in the first nine months of 2009 due to higher gold equivalent ounces sold and higher metal prices. Sales volume increases were responsible for $84.3 million of the rise in metal sales. Cost of sales was 40% higher during the first nine months of 2010 compared with the same period in 2009, largely due to higher gold equivalent ounces sold and costs associated with operating the heap leach pad. Cost of sales was also impacted by higher diesel and energy costs and costs associated with the processing of stockpile ore. Depreciation, depletion and amortization was 115% higher than in the first nine months of 2009, due to the depreciation of the heap leach operation, which began production during the fourth quarter of 2009.

Round Mountain (50% ownership and operator; Barrick 50%) — USA

	Three months ended September 30,					Nine months ended September 30,
	2010	2009	Change	% Change(d)		2010	2009	Change	% Change
Operating Statistics(a)
Tonnes ore mined (000's)(b)	5,834	6,871	(1,037)	(15%	)	15,698	17,380	(1,682)	(10%	)
Tonnes processed (000's)(b)	7,196	7,792	(596)	(8%	)	22,518	23,287	(769)	(3%	)
Grade (grams/tonne)(b)	0.50	0.53	(0.03)	(6%	)	0.51	0.52	(0.01)	(2%	)
Gold equivalent ounces:
Produced	48,477	59,375	(10,898)	(18%	)	141,033	160,873	(19,840)	(12%	)
Sold	49,892	59,007	(9,115)	(15%	)	140,872	162,905	(22,033)	(14%	)
Financial Data (in millions)
Metal sales	$61.8	$56.7	$5.1	9%		$167.2	$152.3	$14.9	10%
Cost of sales(c)	32.3	31.2	1.1	4%		86.5	85.8	0.7	1%
Accretion and reclamation expense	0.4	0.4	—	nm		1.1	1.2	(0.1)	(8%	)
Depreciation, depletion and amortization	5.6	6.4	(0.8)	(13%	)	14.2	16.0	(1.8)	(11%	)

	23.5	18.7	4.8	26%		65.4	49.3	16.1	33%
Exploration	0.5	—	0.5	nm		0.7	0.3	0.4	133%
Other	—	0.1	(0.1)	(100%	)	(0.3)	0.1	(0.4)	(400%	)

Segment earnings	$23.0	$18.6	$4.4	24%		$65.0	$48.9	$16.1	33%

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(b)
Tonnes of ore mined/processed represent 100%.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
"nm" means not meaningful.

Third quarter 2010 vs. Third quarter 2009

        Tonnes of ore mined and processed in the third quarter of 2010 were lower than in the third quarter of 2009 due to mine sequencing. Grades processed in the third quarter of 2010 were lower compared with the third quarter of 2009 largely due to mine sequencing. Gold equivalent ounces produced declined due to a combination of reduced tonnes processed and lower gold grades.

        Metal sales were 9% higher compared with the third quarter of 2009 as higher metal prices realized more than offset the lower gold equivalent ounces sold. Cost of sales was 4% higher than in the corresponding quarter in 2009 due to an increase in crushing and mill maintenance costs. Depreciation, depletion and amortization was 13% lower than in the third quarter of 2009, primarily due to fewer gold equivalent ounces sold.

First nine months of 2010 vs. First nine months of 2009

        Tonnes of ore mined during the first nine months of 2010 were lower than in the first nine months of 2009 due to mine sequencing and to pit wall stability issues. The gold grade was also lower during the first nine months of 2010 due to mine sequencing. Gold equivalent ounces produced were 12% lower than in the first nine months of 2009 due to a 3% reduction in tonnes processed combined with lower gold grades.

        Metal sales were 10% higher compared with the first nine months of 2009 due to higher metal prices which more than offset the lower gold equivalent ounces sold. Depreciation, depletion and amortization was 11% lower than in the first nine months of 2009, largely due to fewer gold equivalent ounces produced.

Kettle River — Buckhorn (100% ownership and operator) — USA

	Three months ended September 30,					Nine months ended September 30,
	2010	2009	Change	% Change		2010	2009	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	111	87	24	28%		301	190	111	58%
Tonnes processed (000's)	114	82	32	39%		305	185	120	65%
Grade (grams/tonne)	13.39	19.57	(6.18)	(32%	)	16.81	19.80	(2.99)	(15%	)
Recovery	86.7%	95.4%	(8.7% )	(9%	)	89.6%	94.7%	(5.1% )	(5%	)
Gold equivalent ounces:
Produced	46,687	49,486	(2,799)	(6%	)	145,555	111,192	34,363	31%
Sold	46,996	57,832	(10,836)	(19%	)	146,440	120,407	26,033	22%
Financial Data (in millions)
Metal sales	$58.3	$56.0	$2.3	4%		$173.7	$113.8	$59.9	53%
Cost of sales(a)	17.3	18.1	(0.8)	(4%	)	46.6	37.1	9.5	26%
Accretion and reclamation expense	0.4	0.3	0.1	33%		1.1	0.9	0.2	22%
Depreciation, depletion and amortization	22.7	19.5	3.2	16%		67.7	41.6	26.1	63%

	17.9	18.1	(0.2)	(1%	)	58.3	34.2	24.1	70%
Exploration	2.6	1.6	1.0	63%		5.6	2.1	3.5	167%
Other	(0.7)	(1.0)	0.3	30%		(1.8)	(1.0)	(0.8)	(80%	)

Segment earnings	$16.0	$17.5	$(1.5)	(9%	)	$54.5	$33.1	$21.4	65%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Third quarter 2010 vs. Third quarter 2009

        Tonnes of ore mined and processed were higher in the third quarter of 2010 compared with the third quarter of 2009, as Kettle River-Buckhorn was ramping up to targeted mining and processing rates during the third quarter of 2009. The gold grade was 32% lower compared with the third quarter of 2009 due to mine sequencing. Gold equivalent ounces produced were lower than in the third quarter of 2009 due to lower gold grades, which more than offset the impact of higher tonnes processed. Gold equivalent ounces sold were 19% lower compared with the third quarter of 2009 due to lower production and timing of sales during the third quarter of 2009.

        Metal sales increased mainly due to higher gold prices realized during the third quarter of 2010 compared with the third quarter of 2009, which more than offset the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization was 16% higher due to a decrease in reserves at December 31, 2009, which decreased the base on which the majority of depreciation is calculated.

First nine months of 2010 vs. First nine months of 2009

        Tonnes of ore mined and processed were higher in the first nine months of 2010 than the first nine months of 2009, as Kettle River-Buckhorn was ramping up to targeted mining and processing rates during the first nine months of 2009. The mine commenced operations during the fourth quarter of 2008, upon reaching certain minimum levels of production. Gold equivalent ounces produced in the first nine months of 2010 were higher than in the first nine months of 2009 due to higher tonnes processed which more than offset the impact of lower grades.

        Metal sales and cost of sales were higher primarily due to higher gold equivalent ounces sold. Metal sales were also positively impacted by higher gold prices realized during the first nine months of 2010 compared with the first nine months of 2009, contributing $35.3 million to the increase in metal sales. Depreciation, depletion and amortization was higher due to more gold equivalent ounces sold and a decrease in reserves at December 31, 2009, which decreased the base on which the majority of depreciation is calculated.

Kupol (75% ownership and operator) — Russian Federation

	Three months ended September 30,					Nine months ended September 30,
	2010	2009	Change	% Change(d)		2010	2009	Change	% Change(d)
Operating Statistics
Tonnes ore mined (000's)(a)	301	282	19	7%		981	825	156	19%
Tonnes processed (000's)(a)	269	293	(24)	(8%	)	842	865	(23)	(3%	)
Grade (grams/tonne):
Gold	16.55	20.93	(4.38)	(21%	)	18.46	23.20	(4.74)	(20%	)
Silver	202.27	235.64	(33.37)	(14%	)	218.19	273.25	(55.06)	(20%	)
Recovery:
Gold	94.2%	94.9%	(0.7% )	(1%	)	94.6%	94.6%	(0.0% )	nm
Silver	84.7%	84.1%	0.6%	1%		83.6%	83.1%	0.5%	1%
Gold equivalent ounces:(a),(b)
Produced	159,393	214,507	(55,114)	(26%	)	539,339	705,895	(166,556)	(24%	)
Sold	164,392	217,367	(52,975)	(24%	)	576,657	743,314	(166,657)	(22%	)
Silver ounces:(a)
Produced (000's)	1,501	1,870	(369)	(20%	)	4,874	6,312	(1,438)	(23%	)
Sold (000's)	1,586	1,908	(322)	(17%	)	5,018	6,293	(1,275)	(20%	)
Financial Data (in millions)
Metal sales	$172.3	$205.6	$(33.3)	(16%	)	$590.5	$681.2	$(90.7)	(13%	)
Cost of sales(c)	57.0	60.0	(3.0)	(5%	)	184.9	187.3	(2.4)	(1%	)
Accretion and reclamation expense	0.4	0.4	—	nm		1.2	1.1	0.1	9%
Depreciation, depletion and amortization	35.2	48.2	(13.0)	(27%	)	121.9	163.2	(41.3)	(25%	)

	79.7	97.0	(17.3)	(18%	)	282.5	329.6	(47.1)	(14%	)
Exploration	3.8	2.0	1.8	90%		9.1	3.9	5.2	133%
Other	0.3	0.5	(0.2)	(40%	)	0.5	0.7	(0.2)	(29%	)

Segment earnings	$75.6	$94.5	(18.9)	(20%	)	$272.9	$325.0	$(52.1)	(16%	)

(a)
Tonnes of ore mined/processed and production and sales represents 100%.
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2010 was 64.84:1, compared with 65.35:1 for the third quarter of 2009 and for the first nine months of 2010 was 65.26:1, compared with 67.96:1 for the first nine months of 2009.
(c)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
"nm" means not meaningful.

Third quarter 2010 vs. Third quarter 2009

        Tonnes of ore mined were higher in the third quarter of 2010 compared with the third quarter of 2009 due to mine sequencing. Grades were lower in the third quarter of 2010 compared with the third quarter of 2009 due primarily to increased processing of lower grade stockpile ore resulting from ground control issues. Gold equivalent ounces produced were 26% lower than in the third quarter of 2009 largely due to lower grades. Gold equivalent ounces sold for the third quarter of 2010 were higher than produced due to the timing of shipments and the sale of finished goods inventory on hand at the end of June 30, 2010.

        Metal sales decreased to $172.3 million compared with $205.6 million in the third quarter of 2009 due to lower gold equivalent ounces sold which more than offset the impact of higher metal prices. Cost of sales and depreciation, depletion and amortization both declined primarily due to lower gold equivalent ounces sold.

First nine months of 2010 vs. First nine months of 2009

        Tonnes of ore mined were 19% higher in the first nine months of 2010 compared with the first nine months of 2009 as Kupol added mining equipment during the first nine months of 2009, which was in use for the full nine months of 2010. Gold and silver grades were both 20% lower than the first nine months of 2009 due to mine sequencing and to the processing of lower grade stockpile ore due to ground control issues. The lower grades resulted in gold equivalent ounces produced that were 24% lower than in the first nine months of 2009. Gold equivalent ounces sold for the first nine months of 2010 were higher than produced due to timing of shipments and the sale of finished goods inventory on hand at the end of December 31, 2009.

        Metal sales were 13% lower for the first nine months of 2010 compared with the first nine months of 2009, as the lower gold equivalent ounces sold more than offset the impact of the higher metal prices. Cost of sales was consistent with the first nine months of 2009 as the impact of higher labour and contractor costs offset the impact of the lower gold equivalent ounces sold. Depreciation, depletion and amortization was lower as a result of lower gold equivalent ounces sold.

Paracatu (100% ownership and operator) — Brazil

	Three months ended September 30,					Nine months ended September 30,
	2010	2009	Change	% Change(b)		2010	2009	Change	% Change(b)
Operating Statistics
Tonnes ore mined (000's)	11,421	11,458	(37)	nm		33,431	29,607	3,824	13%
Tonnes processed (000's)	11,144	11,087	57	1%		31,433	29,343	2,090	7%
Grade (grams/tonne)	0.45	0.37	0.08	22%		0.45	0.41	0.04	10%
Recovery	78.7%	68.3%	10.4%	15%		78.0%	65.3%	12.7%	19%
Gold equivalent ounces:
Produced	129,257	85,772	43,485	51%		364,830	245,975	118,855	48%
Sold	134,702	84,720	49,982	59%		375,354	249,538	125,816	50%
Financial Data (in millions)
Metal sales	$165.8	$81.4	$84.4	104%		$443.5	$231.7	$211.8	91%
Cost of sales(a)	68.0	64.7	3.3	5%		198.0	177.3	20.7	12%
Accretion and reclamation expense	0.6	0.3	0.3	100%		1.8	0.8	1.0	125%
Depreciation, depletion and amortization	18.4	10.5	7.9	75%		51.0	33.0	18.0	55%

	78.8	5.9	72.9	1236%		192.7	20.6	172.1	835%
Other	1.2	5.1	(3.9)	(76%	)	0.4	10.6	(10.2)	(96%	)

Segment earnings	$77.6	$0.8	$76.8	9600%		$192.3	$10.0	$182.3	1823%

(a)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.
(b)
"nm" means not meaningful.

Third quarter 2010 vs. Third quarter 2009

        Tonnes of ore mined and tonnes of ore processed in the third quarter of 2010 were consistent with the third quarter of 2009. Recovery trended 15% higher due to improvements in production stability and processing refinements. Gold equivalent ounces produced were 51% higher than in the third quarter of 2009 due to improved grade and recovery.

        Metal sales increased by 104% due to higher gold equivalent ounces sold and higher metal prices. Higher sales volumes accounted for $48.0 million of the $84.4 million increase in metal sales. Cost of sales increased to a lesser degree than gold equivalent ounces sold in the third quarter of 2009, as the mine incurred additional costs in the prior year as it ramped up to targeted processing and recovery rates. Depreciation, depletion and amortization increased by 75%, largely due to higher gold equivalent ounces sold and a reduction in reserves at December 31, 2009, which decreased the basis upon which the majority of depreciation is calculated.

First nine months of 2010 vs. First nine months of 2009

        Tonnes of ore mined and processed were higher by 13% and 7%, respectively, compared with the first nine months of 2009, largely due to improvements in operating time and throughput of Plant 2 compared with the same period in 2009.

The improvements also resulted in an increase in recoveries of 19%. Gold equivalent ounces produced and sold were higher than in the same period of the prior year due to higher tonnes processed and higher recoveries. Gold equivalent ounces sold for the first nine months of 2010 were higher than gold equivalent ounces produced due to timing of shipments as finished goods inventory on hand at the end of December 31, 2009 were sold during 2010.

        Metal sales increased to $443.5 million compared with $231.7 million in the first nine months of 2009, of which $116.8 million was due to an increase in sales volumes. Cost of sales and depreciation, depletion and amortization were higher largely due to higher gold equivalent ounces sold. Cost of sales during the first nine months of 2009 was also impacted by additional costs as the mine ramped up to targeted processing and recovery rates. Depreciation, depletion and amortization was also increased due to higher sales and a reduction in reserves at December 31, 2009, which decreased the basis by which the majority of depreciation is calculated.

Crixás (50% ownership; AngloGold Ashanti 50% and operator) — Brazil

	Three months ended September 30,					Nine months ended September 30,
	2010	2009	Change	% Change(c)		2010	2009	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)(a)	296	303	(7)	(2%	)	860	782	78	10%
Tonnes processed (000's)(a)	296	303	(7)	(2%	)	860	782	78	10%
Grade (grams/tonne)	4.51	4.56	(0.05)	(1%	)	4.40	4.57	(0.17)	(4%	)
Recovery	92.9%	91.7%	1.2%	1%		93.1%	91.6%	1.6%	2%
Gold equivalent ounces:
Produced	19,866	20,383	(517)	(3%	)	56,798	52,624	4,174	8%
Sold	20,743	22,176	(1,433)	(6%	)	58,078	53,487	4,591	9%
Financial Data (in millions)
Metal sales	$25.4	$21.2	$4.2	20%		$68.5	$49.8	$18.7	38%
Cost of sales(b)	10.0	9.7	0.3	3%		27.7	23.0	4.7	20%
Accretion and reclamation expense	0.1	—	0.1	nm		0.2	0.1	0.1	nm
Depreciation, depletion and amortization	5.0	2.6	2.4	92%		12.3	6.8	5.5	81%

	10.3	8.9	1.4	16%		28.3	19.9	8.4	42%
Exploration	0.4	1.6	(1.2)	(75%	)	0.8	3.7	(2.9)	(78%	)
Other	0.2	0.1	0.1	100%		0.2	0.5	(0.3)	(60%	)

Segment earnings	$9.7	$7.2	$2.5	35%		$27.3	$15.7	$11.6	74%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" means not meaningful.

Third quarter 2010 vs. Third quarter 2009

        Gold equivalent ounces produced were 3% lower during the third quarter of 2010 compared with the third quarter of 2009 due to a reduction in tonnes processed and lower gold grades.

        Metal sales increased by 20% compared with the third quarter of 2009 due to higher metal prices, which more than offset the lower gold equivalent ounces sold. Depreciation, depletion and amortization increased by 92% due primarily to the depreciation of additional deferred development costs.

First nine months of 2010 vs. First nine months of 2009

        Tonnes of ore mined and processed were 10% higher than in the first nine months of 2009 due to the mill expansion, which occurred during 2009. Gold grade was lower during the first nine months of 2010 compared with the first nine months of 2009 due to a change in mine sequencing. Gold equivalent ounces produced were 8% higher than in the first nine months of 2009 as the increase in tonnes processed more than offset the lower gold grade.

        Metal sales increased by $18.7 million or 38% to $68.5 million due to higher gold equivalent ounces sold and higher metal prices. Higher gold prices realized accounted for $14.5 million of the increase in sales. Cost of sales increased by 20% during the first nine months of 2010 largely due to higher gold equivalent ounces sold and higher labour and contractor costs. Depreciation, depletion and amortization increased by 81% due to the depreciation of additional deferred development costs and to an 8% increase in production over the prior year.

La Coipa (100% ownership and operator) — Chile

	Three months ended September 30,					Nine months ended September 30,
	2010	2009	Change	% Change(c)		2010	2009	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	1,164	275	889	323%		2,979	2,149	830	39%
Tonnes processed (000's)	1,124	903	221	24%		3,353	3,645	(292)	(8%	)
Grade (grams/tonne):
Gold	1.29	1.16	0.13	11%		1.12	1.11	0.01	1%
Silver	48.84	52.76	(3.92)	(7%	)	41.55	58.34	(16.79)	(29%	)
Recovery:
Gold	78.6%	84.3%	(5.7% )	(7%	)	78.7%	86.0%	(7.3% )	(8%	)
Silver	57.3%	57.0%	0.3%	1%		59.5%	62.0%	(2.5% )	(4%	)
Gold equivalent ounces:(a)
Produced	53,471	43,662	9,809	22%		136,310	174,384	(38,074)	(22%	)
Sold	46,747	50,127	(3,380)	(7%	)	144,098	173,685	(29,587)	(17%	)
Silver ounces:
Produced (000's)	1,033	924	109	12%		2,667	4,254	(1,587)	(37%	)
Sold (000's)	846	1,089	(243)	(22%	)	2,691	4,200	(1,509)	(36%	)
Financial Data (in millions)
Metal sales	$59.3	$48.4	$10.9	23%		$171.1	$162.3	$8.8	5%
Cost of sales(b)	34.1	22.7	11.4	50%		95.9	71.1	24.8	35%
Accretion and reclamation expense	2.2	2.2	—	nm		6.8	6.4	0.4	6%
Depreciation, depletion and amortization	7.9	11.6	(3.7)	(32%	)	34.4	43.2	(8.8)	(20%	)

	15.1	11.9	3.2	27%		34.0	41.6	(7.6)	(18%	)
Exploration	1.9	2.8	(0.9)	(32%	)	3.9	4.6	(0.7)	(15%	)
Other	—	3.4	(3.4)	(100%	)	0.1	3.6	(3.5)	(97%	)

Segment earnings	$13.2	$5.7	$7.5	132%		$30.0	$33.4	$(3.4)	(10%	)

(a)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2010 was 64.84:1, compared with 65.35:1 for the third quarter of 2009 and for the first nine months of 2010 was 65.26:1, compared with 67.96:1 for the first nine months of 2009.
(b)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" means not meaningful.

Third quarter 2010 vs. Third quarter 2009

        Tonnes of ore mined increased by 889,000 tonnes in the third quarter of 2010 compared to the third quarter of 2009, while processing increased by 24% to 1,124,000 tonnes. Tonnes of ore mined and processed were impacted by a strike that began on July 8, 2009, limiting access to the pit during the third quarter of 2009. Operations re-commenced in the third quarter of 2009 after a new collective agreement was ratified on August 1, 2009. Changes in the mine plan in the third quarter of 2010 resulted in ore being sourced from areas that had a higher concentration of clay in the ore blend. The higher concentration of clay in the ore impacted filter plant capacity during the quarter. Additionally, operations were impacted by adverse weather conditions during the third quarter of 2010. Gold grade was 11% higher than in the same period in the prior year due to mine sequencing. Recoveries during the third quarter of 2010 were negatively impacted by changes in the ore blend. Increases in tonnes processed and gold grade more than offset lower gold recovery during the third quarter of 2010, resulting in a 22% increase in gold equivalent ounces produced over the third quarter of 2009. However, the high concentration of clay in the ore blend and operational issues during the third quarter of 2010 resulted in a 7% decline in gold equivalent ounces sold relative to the same period in 2009.

        Metal sales were 23% higher than in the third quarter of 2009, as the positive impact from higher metal prices more than offset lower gold equivalent ounces sold. Cost of sales for the third quarter was higher than in the third quarter of 2009 due to increases in contractor, fuel, and power costs. Depreciation, depletion and amortization decreased to $7.9 million due to lower gold equivalent ounces sold.

First nine months of 2010 vs. First nine months of 2009

        Tonnes of ore mined and processed were reduced during the first nine months of 2009 due to a strike that limited access to the pit between July 8 and August 1 of 2009. Offsetting this impact, mine plan changes resulted in ore being sourced from areas that had a higher concentration of clay during the first nine months of 2010. The higher concentration of clay in the ore blend negatively impacted filter plant capacity, and consequently tonnes processed, during the first nine months of 2010. Operations during the first nine months of 2010 were also hampered by weather conditions. Recoveries were lower during the first nine months of 2010 due to higher clay content in the ore. A reduction in tonnes processed and lower recovery rates resulted in lower gold equivalent ounces produced during the first nine months of 2010.

        Metal sales increased marginally compared to the first nine months of 2009 as higher metal prices were offset by lower sales volumes. Cost of sales increased by $24.8 million due to increases in contractor and power costs. Depreciation, depletion and amortization was lower than in the first nine months of 2009 primarily due to lower gold equivalent ounces sold.

Maricunga (100% ownership and operator) — Chile

	Three months ended September 30,					Nine months ended September 30,
	2010	2009	Change	% Change(c)		2010	2009	Change	% Change(c)
Operating Statistics(a)
Tonnes ore mined (000's)	3,520	3,705	(185)	(5%	)	10,176	10,999	(823)	(7%	)
Tonnes processed (000's)	3,302	3,885	(583)	(15%	)	10,024	11,545	(1,521)	(13%	)
Grade (grams/tonne)	0.71	0.90	(0.19)	(21%	)	0.76	0.87	(0.11)	(12%	)
Gold equivalent ounces:
Produced	28,844	57,253	(28,409)	(50%	)	123,611	173,692	(50,081)	(29%	)
Sold	31,215	56,410	(25,195)	(45%	)	124,495	173,337	(48,842)	(28%	)
Financial Data (in millions)
Metal sales	$38.3	$54.0	$(15.7)	(29%	)	$145.1	$158.9	$(13.8)	(9%	)
Cost of sales(b)	27.1	29.2	(2.1)	(7%	)	84.9	91.0	(6.1)	(7%	)
Accretion and reclamation expense	0.2	0.1	0.1	100%		0.5	0.4	0.1	25%
Depreciation, depletion and amortization	3.4	4.0	(0.6)	(15%	)	11.5	13.1	(1.6)	(12%	)

	7.6	20.7	(13.1)	(63%	)	48.2	54.4	(6.2)	(11%	)
Exploration	0.4	—	0.4	nm		0.5	0.2	0.3	150%
Other	0.2	0.9	(0.7)	(78%	)	1.1	1.1	—	nm

Segment earnings	$7.0	$19.8	$(12.8)	(65%	)	$46.6	$53.1	$(6.5)	(12%	)

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(b)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" means not meaningful.

Third quarter 2010 vs. Third quarter 2009

        Tonnes of ore mined and processed were lower as access to ore was restricted as mining approached the bottom of the Verde pit and due to slope stability issues. Additionally, mining and processing was impacted by adverse winter weather conditions, decreased shovel and drill availability, and lower than expected heap leach performance during the third quarter of 2010. Gold grades were 21% lower during the third quarter of 2010 compared with the third quarter of 2009 due to mine sequencing. A decrease in tonnes processed combined with lower grades resulted in a 50% reduction in production in the third quarter of 2010.

        Metal sales for the third quarter of 2010 were 29% lower than in the third quarter of 2009, as higher metal prices were offset by a 45% decrease in gold equivalent ounces sold.

First nine months of 2010 vs. First nine months of 2009

        Tonnes of ore mined and processed were 7% and 13% lower than in the first nine months of 2009, respectively, as mining approached the bottom of the Verde pit and due to slope stability issues. Additionally, operations were impacted by adverse winter weather conditions, lower than expected heap leach performance, and decreased shovel and drill availability. Gold grades were 12% lower than the first nine months of 2009 due to mine sequencing. Gold equivalent ounces produced were 29% lower due to reductions in tonnes processed and gold grade.

        Metal sales for the first nine months of the year were 9% lower than the first nine months of 2009 as lower gold equivalent ounces sold more than offset higher metal prices. Cost of sales was 7% lower than in the first nine months of 2009 largely due to lower gold equivalent ounces sold, offset to some extent by higher electricity costs.

Tasiast (100% ownership and operator) — Mauritania

Period ended September 30, 2010
Operating Statistics(a)
Tonnes ore mined (000's)	211
Tonnes processed (000's)	117
Grade (grams/tonne)(b)	2.51
Gold equivalent ounces:
Produced	8,853
Sold	4,761
Financial Data (in millions)
Metal sales	$6.2
Cost of sales(c)	5.2
Accretion and reclamation expense	—
Depreciation, depletion and amortization	0.5

0.5
Exploration	1.5

Segment loss	$(1.0)

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(b)
Amount represents mill grade only.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

        On September 17, 2010, Kinross acquired all of the outstanding common shares of Red Back that it did not previously own. As this purchase is a business acquisition with Kinross as the acquirer, results of operations of Red Back, including those of the Tasiast mine, have been consolidated with those of Kinross commencing on September 17, 2010.

        During the period from September 17 to September 30, 2010, ore mined and processed amounted to 211,000 and 117,000 tonnes, respectively. Tasiast produced 8,853 gold equivalent ounces, while selling 4,761 gold equivalent ounces during the period from September 17 to September 30 of 2010. Gold was milled at an average grade of 2.51g/t. Metal sales of $6.2 million, net of cost of sales, depreciation, depletion and amortization, and exploration expenses, resulted in a net loss of $1.0 million for the period. An acquisition date inventory fair value adjustment represents 37% of total cost of sales.

Chirano (90% ownership and operator) — Ghana

Period ended September 30, 2010
Operating Statistics
Tonnes ore mined (000's)(a)	224
Tonnes processed (000's)(a)	212
Grade (grams/tonne)	2.07
Recovery	89.5%
Gold equivalent ounces:(a)
Produced	12,650
Sold	6,453
Financial Data (in millions)
Metal sales	$8.8
Cost of sales(b)	6.3
Accretion and reclamation expense	—
Depreciation, depletion and amortization	1.7

0.8
Exploration	0.5

Segment earnings	$0.3

(a)
Tonnes of ore mined/processed and production and sales represents 100%.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

        On September 17, 2010, Kinross acquired all of the outstanding common shares of Red Back that it did not previously own. As this purchase is a business acquisition with Kinross as the acquirer, results of operations of Red Back, including those of the Chirano mine, have been consolidated with those of Kinross commencing on September 17, 2010.

        During the period from September 17 to September 30, 2010, ore mined and processed amounted to 224,000 and 212,000 tonnes, respectively. Grade amounted to 2.07g/t and recovery was 89.5% for the period. Chirano produced 12,650 gold equivalent ounces, while selling 6,453 gold equivalent ounces during the period from September 17 to September 30 of 2010. Metal sales of $8.8 million, net of cost of sales, depreciation, depletion and amortization, and exploration expenses, resulted in net earnings of $0.3 million for the period. An acqusition date inventory fair value adjustment represents 38% of total cost of sales.

Exploration and Business Development:

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2010	2009	Change	% Change	2010	2009	Change	% Change
Exploration and business development	$34.9	$22.2	$12.7	57%	$80.5	$48.9	$31.6	65%

        In the third quarter of 2010, exploration and business development expenses were $34.9 million, compared with $22.2 million for the same period in 2009. Of the total exploration and business development expense, expenditures on exploration totaled $31.1 million for the quarter. Capitalized exploration expenses for the third quarter of 2010 totaled $2.6 million compared with $4.8 million during the third quarter of 2009.

        In the first nine months of 2010, exploration and business development expenses were $80.5 million, compared with $48.9 million for the same period in 2009. Of the total exploration and business development expense, expenditures on exploration totaled $68.2 million for the first nine months of the year. Capitalized exploration expenses for the first nine months of 2010 totaled $4.2 million. Kinross was active on more than 25 mine sites, near-mine and greenfield projects in the third quarter with a total of 98,180 metres drilled.

General and administrative

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2010	2009	Change	% Change	2010	2009	Change	% Change
General and administrative	$39.6	$30.8	$8.8	29%	$100.9	$82.0	$18.9	23%

        General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation and Chile.

        Costs for the third quarter of 2010 were $39.6 million, compared with $30.8 million for the same period in 2009. For the first nine months of 2010, general and administrative costs were $100.9 million, or 23% higher than the first nine months of 2009. The increase in general and administrative costs was largely due to higher employee related costs.

Other income (expense) — net

	Three months ended September 30,					Nine months ended September 30,
(in millions)	2010	2009	Change	% Change(a)		2010	2009	Change	% Change(a)
Gain (loss) on sale of assets and investments — net	$238.4	$(1.0)	$239.4	nm		$275.4	$(0.3)	$275.7	nm
Litigation reserve adjustment	—	18.5	(18.5)	nm		—	18.5	(18.5)	nm
Interest income and other	3.0	2.3	0.7	30%		5.7	4.6	1.1	24%
Interest expense	(7.4)	(13.4)	6.0	(45%	)	(24.8)	(46.1)	21.3	(46%	)
Foreign exchange losses	(9.9)	(35.0)	25.1	(72%	)	(11.7)	(86.9)	75.2	(87%	)
Net non-hedge derivative losses	(4.0)	(1.5)	(2.5)	167%		(14.8)	—	(14.8)	nm
Working Interest in Diavik Diamond mine	1.7	(5.4)	7.1	(131%	)	(2.4)	(8.3)	5.9	(71%	)

	$221.8	$(35.5)	$257.3	(725%	)	$227.4	$(118.5)	$345.9	(292%	)

(a)
"nm" means not meaningful.

        Other income (expense) changed significantly from an expense of $35.5 million in the third quarter of 2009 to income of $221.8 million for the third quarter of 2010. Similarly, other income (expense) increased to income of $227.4 million for the first nine months of 2010 from an expense of $118.5 million for the first nine months of 2009. The discussion below details the significant changes in other income (expense) between periods.

Gain (loss) on sale of assets and investments — net

        During the third quarter of 2010, gains of $146.4 million and $95.5 million were recorded on the sale of Kinross' equity interest in Harry Winston and its Working Interest in Diavik, respectively. These impacts, combined with a $36.7 million pre-tax gain recognized on the sale of one-half of Kinross' interest in Cerro Casale during the second quarter of 2010, resulted in a $275.7 million increase in the gain on sale of assets and investments between the first nine months of 2009 and the first nine months of 2010.

Litigation reserve adjustment

        The litigation reserve adjustment recorded in the third quarter of 2009 reflected settled litigation in respect of certain actions brought against Aurelian Resources Inc., which was acquired in 2008.

Interest expense

        Interest expense decreased by $6.0 million between the third quarter of 2009 and the third quarter of 2010 and by $21.3 million between the first nine months of 2009 and the first nine months of 2010. The decrease in interest expense was primarily due to lower debt balances during 2010. Capitalized interest was $3.4 million for the third quarter and $9.3 million for the first nine months of 2010 compared with $2.4 million and $6.0 million for the same periods in the prior year, respectively.

Foreign exchange losses

        In the third quarter of 2010, the Company recorded a foreign exchange loss of $9.9 million compared with a loss of $35.0 million for the third quarter of 2009. During the first nine months of 2010, there was a foreign exchange loss of $11.7 million compared with an $86.9 million foreign exchange loss for the first nine months of 2009. These foreign exchange movements are driven by the translation and revaluation of net monetary liabilities, including future income taxes. The US dollar foreign exchange rate was weaker relative to the Canadian dollar, Brazilian real and Chilean peso at September 30, 2009 than it was at both June 30, 2010 and December 31, 2009. US dollar foreign exchange rates at September 30, 2009 were weaker than the rates as at June 30, 2009 and December 31, 2008, to a greater degree than 2010, resulting in significant foreign exchange losses during the prior year.

Net non-hedge derivative losses

        A $4.0 million net non-hedge derivative loss was recognized during the third quarter of 2010, resulting in a $14.8 million net non-hedge derivative loss for the first nine months of 2010. This compares to a net non-hedge derivative loss of $1.5 million in the third quarter of 2009 and $nil for the nine months ended September 30, 2009. The increase in net non-hedge derivative losses between the first nine months of 2009 and the first nine months of 2010 is largely due to the change in the credit risk adjustment on the gold and silver derivatives, which is a component of the mark-to-market adjustment of the derivatives. Changes in the credit risk adjustment are recorded in other income (expense).

Income and mining taxes

        Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania and Ghana. The Company recorded a tax provision of $65.7 million on earnings before taxes of $434.9 million, compared with a tax provision of $89.1 million on earnings before taxes and other items of $89.1 million in the third quarter of 2009. The decrease versus 2009 in the Company's tax provision can be attributed primarily to a reduction in the tax expense related to foreign exchange gains on US dollar intercompany and third party debt.

        For the first nine months of 2010, the Company recorded a tax provision of $212.3 million on earnings before taxes of $854.4 million, compared with a tax provision of $143.8 million on earnings before taxes and other items of $301.2 million during the first nine months of 2009. The Company's tax provision increased compared with the first nine months of 2009 largely due to the impact of the Company's sale of one-half of its interest in Cerro Casale in the second quarter of 2010 and to a change in the income mix, partially offset by a reduction in the tax provision related to foreign exchange gains on US dollar intercompany and third party debt.

        There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

        Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6.     Liquidity and Capital Resources

        The following table summarizes Kinross' cash flow activity:

	Three months ended September 30,					Nine months ended September 30,
(in millions)	2010	2009	Change	% Change(a)		2010	2009	Change	% Change(a)
Cash flow:
Provided from operating activities	$271.7	$141.9	$129.8	91%		$700.1	$479.1	$221.0	46%
Provided from (used in) investing activities	664.4	(138.2)	802.6	(581%	)	373.1	(619.1)	992.2	(160%	)
Provided from (used in) financing acitvities	(252.8)	(156.0)	(96.8)	62%		(290.1)	136.4	(426.5)	(313%	)
Effect of exchange rate changes on cash	2.7	4.3	(1.6)	(37%	)	0.3	10.6	(10.3)	(97%	)

Increase (decrease) in cash and cash equivalents	686.0	(148.0)	834.0	564%		783.4	7.0	776.4	nm
Cash and cash equivalents, beginning of period	694.8	645.6	49.2	8%		597.4	490.6	106.8	22%

Cash and cash equivalents, end of period	1,380.8	497.6	883.2	177%		1,380.8	497.6	883.2	178%
Short-term investments	—	36.0	(36.0)	(100%	)	—	36.0	(36.0)	(100%	)

	$1,380.8	$533.6	$847.2	159%		$1,380.8	$533.6	$847.2	159%

(a)
"nm" means not meaningful.

        Cash and cash equivalent balances increased by $686.0 million during the third quarter of 2010 compared with a decrease of $148.0 million in the third quarter of 2009. For the first nine months of 2010, cash increased by 783.4 million compared with an increase of $7.0 million during the first nine months of 2009. Below are detailed discussions related to the Company's cash flows.

Operating Activities

Third quarter 2010 vs. Third quarter 2009

        During the third quarter of 2010, cash provided from operating activities increased by $129.8 million to $271.7 million from $141.9 million during the third quarter of 2009. The increase was primarily attributed to an increase in gross margin and an increase in payables due to the acquisition of Red Back during the third quarter of 2010.

First nine months of 2010 vs. First nine months of 2009

        During the first nine months of 2010, cash provided from operating activities was $221.0 million higher than in the first nine months of 2009. The higher cash flows were largely the result of an increase in gross margin, and an increase in payables due to the acquisition of Red Back during the first nine months of 2010. These cash inflows were offset to some degree by an increase in fuel prepayments at Kupol during the first nine months of 2010.

Investing Activities

Third quarter 2010 vs. Third quarter 2009

        Net cash provided from investing activities during the third quarter of 2010 was $664.4 million, compared with cash used in investing activities of $138.2 million in the third quarter of 2009. The primary sources of cash during the third quarter of 2010 were $742.6 million in cash and cash equivalents acquired on the acquisition of Red Back and proceeds on the Company's disposal of its equity interest in Harry Winston and its Working Interest in Diavik. Offsetting these cash infusions were payments associated with the Company's acquisition of Dvoinoye during the third quarter of 2010.

First nine months of 2010 vs. First nine months of 2009

        Cash provided from investing activities was $373.1 million in the first nine months of 2010 compared with cash used in investing activities of $619.1 million for the first nine months of 2009. During the first nine months of 2010, the primary sources of cash were $742.6 million in cash and cash equivalents acquired on the acquisition of Red Back, proceeds on the Company's disposal of its equity interest in Harry Winston and its Working Interest in Diavik, and proceeds on the sale of one-half of the Company's interest in Cerro Casale. Offsetting these proceeds were cash payments associated with the Company's acquisition of Dvoinoye during the third quarter of 2010, and the Company's initial investment in Red Back Mining of $580.3 million, during the second quarter of 2010.

        The following table provides a breakdown of capital expenditures:

	Three months ended September 30,					Nine months ended September 30,
(in millions)	2010	2009	Change	% Change(b)		2010	2009	Change	% Change(b)
Operating segments
Fort Knox	$24.5	$31.2	$(6.7)	(21%	)	$63.0	$96.4	$(33.4)	(35%	)
Round Mountain	7.3	8.2	(0.9)	(11%	)	23.4	25.8	(2.4)	(9%	)
Kettle River-Buckhorn	1.5	8.3	(6.8)	(82%	)	6.3	24.2	(17.9)	(74%	)
Kupol	12.9	12.3	0.6	5%		24.2	28.8	(4.6)	(16%	)
Paracatu	42.2	49.7	(7.5)	(15%	)	98.6	84.8	13.8	16%
Crixás	5.9	7.5	(1.6)	(21%	)	16.7	20.4	(3.7)	(18%	)
La Coipa	4.9	4.6	0.3	7%		17.0	12.2	4.8	39%
Maricunga	17.7	8.0	9.7	121%		42.7	28.9	13.8	48%
Tasiast	3.4	—	3.4	nm		3.4	—	3.4	nm
Chirano	0.1	—	0.1	nm		0.1	—	0.1	nm
Non-operating segments
Fruta del Norte	0.3	0.9	(0.6)	(67%	)	0.7	1.5	(0.8)	(53%	)
Cerro Casale(a)	—	7.0	(7.0)	(100%	)	4.0	15.6	(11.6)	(74%	)
Corporate and other	14.6	2.8	11.8	421%		27.1	5.1	22.0	431%

Total	$135.3	$140.5	$(5.2)	(4%	)	$327.2	$343.7	$(16.5)	(5%	)

(a)
As of March 31, 2010, Cerro Casale is accounted for as an equity investment.
(b)
"nm" means not meaningful.

Financing Activities

Third quarter 2010 vs. Third quarter 2009

        Cash used in financing activities during the third quarter of 2010 was $252.8 million, compared with $156.0 million during the third quarter of 2009. During the third quarter of 2010, the primary use of cash was the repayment of debt in the amount of $191.5 million. In addition, no debt was drawn in the third quarter of 2010 compared to $44.0 million drawn in the third quarter of 2009.

First nine months of 2010 vs. First nine months of 2009

        Cash used in financing activities was $290.1 million during the first nine months of 2010, compared with cash provided from financing activities of $136.4 million during the first nine months of 2009. During the first nine months of 2009, the Company raised $396.4 million through an equity offering. During the first nine months of 2010, the Company repaid debt of $309.0 million, a net increase of $78.7 million over the first nine months of 2009. Offsetting this net use of cash to some degree was a $77.5 million increase in the net proceeds from the issuance of debt between the first nine months of 2010 and the comparable period in 2009. The Company drew on its revolving credit facility for $120.0 million during the second quarter of 2010 to partially fund its initial investment in Red Back.

Balance Sheets

	As at
(in millions)	September 30, 2010	December 31, 2009
Cash and cash equivalents and short-term investments	$1,380.8	$632.4
Current assets	$2,473.2	$1,390.9
Total assets	$16,147.2	$8,013.2
Current liabilities	$796.5	$638.0
Total long-term financial liabilities(a)	$984.9	$1,058.2
Total debt, including current portion	$524.2	$692.2
Total liabilities(b)	$2,880.4	$2,453.7
Shareholders' equity	$13,266.8	$5,559.5
Statistics
Working capital	$1,676.7	$752.9
Working capital ratio(c)	3.11:1	2.18:1

(a)
Includes long-term debt and other long-term liabilities.
(b)
Includes non-controlling interest.
(c)
Current assets divided by current liabilities.

        At September 30, 2010, Kinross had cash and short-term investments of $1,380.8 million, an increase of $748.4 million from December 31, 2009. Current assets increased to $2,473.2 million largely due to assets acquired, a note receivable related to the sale of the Company's Working Interest in Diavik, and an increase in fuel prepayments at Kupol. Total assets increased by $8,134.0 million to $16,147.2 million primarily due to the acquisitions of Red Back, Dvoinoye, and Underworld. This was offset to some degree by depreciation, depletion and amortization and the Company's sale of its equity interest in Harry Winston, its Working Interest in Diavik, and one-half of its interest in the Cerro Casale project. Total debt decreased from $692.2 million to $524.2 million due to the repayment of corporate and Kupol debt. Shareholders' equity increased from $5,559.5 million at December 31, 2009 to $13,266.8 million at September 30, 2010 due to share issuances on the acquisition of Red Back, Dvoinoye and Underworld, and net earnings of $561.3 million during the first nine months of 2010.

        On February 17, 2010, the Board of Directors declared a dividend of $0.05 per common share which was paid to common shareholders on March 24, 2010.

        On August 4, 2010, the Board of Directors declared a dividend of $0.05 per common share which was paid to common shareholders on September 30, 2010. This dividend payment was made to shareholders of record at the close of business on August 31, 2010.

        As of November 3, 2010, there were 1,131.5 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 16.8 million share purchase options outstanding under its share option plan and 56.3 million common share purchase warrants outstanding (convertible to 50.3 million Kinross shares).

Credit Facilities and Financing

Credit facilities

        In November 2009, the Company entered into an amended revolving credit facility which provides credit of $450.0 million on an unsecured basis and expires in November 2012. The term loan for the Paracatu property, which was part of the credit facility agreement the Company entered into in 2006, forms part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid. On June 17, 2010, the Company entered into a further amendment to increase availability under the facility to $600.0 million. On September 17, 2010, the revolving credit facility was further amended to add Mauritania, Ghana, and Cote d'Ivoire as permitted jurisdictions as a result of the Red Back acquisition. All other terms and conditions under the existing revolving credit facility remain unchanged. As at September 30, 2010, the Company had drawn $96.6 million (December 31, 2009 — $124.4 million) on the amended revolving credit facility, including drawings for the Paracatu term loan and $28.4 million (December 31, 2009 — $28.9 million) for letters of credit.

        Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with Export Development Canada ("EDC") for $125.0 million. Letters of credit guaranteed by this new facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125 million to $136 million. All other terms and conditions under this facility remain the same. As at September 30, 2010, $135.1 million was outstanding under this facility compared with $96.4 million at December 31, 2009.

        The following table outlines the credit facility utilization:

	As at
(in millions)	September 30, 2010	December 31, 2009
Revolving credit facility(a)	$(96.6)	$(124.4)
Utilization of EDC facility	(135.1)	(96.4)
Draw against Kupol project loan	(13.7)	(158.4)

Borrowings	$(245.4)	$(379.2)

Available under revolving credit facility(a)	503.4	325.6
Available under EDC credit facility	0.9	28.6
Available under Kupol project loan	—	—

Available credit	$504.3	$354.2

(a)
The Paracatu term loan forms part of the credit facility and amounted to $68.2 million at September 30, 2010 (December 31, 2009 — $95.5 million).

        The amended revolving credit agreement contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter, an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at September 30, 2010.

        Total debt of $524.2 million at September 30, 2010 consists of $415.1 million for the debt component of the convertible debentures, $68.2 million for the Corporate term loan and revolving credit facilities, $13.7 million for the Kupol project loan, and $29.9 million in capital leases and other debt. The current portion of this debt is $62.6 million at September 30, 2010.

Liquidity Outlook

        In 2010, the Company expects to repay $158.4 million related to the Kupol project loan, $36.4 million for the Corporate term loan and $12.5 million in capital lease and other debt payments.

        The Company's capital resources include existing cash balances and short-term investments of $1,380.8 million, total available credit of $504.3 million as at September 30, 2010, including availability under the letter of credit facilities, and operating cash flows. We believe these capital resources are sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments (noted above) and reclamation and remediation obligations of approximately $17.1 million in 2010. Prior to investment in capital projects, consideration is given to the cost and availability of various sources of capital resources.

        The Company continually evaluates its capital resources based on its long-term strategic business plan. Alternative sources of capital that could be used to support the long-term growth strategy include issuing new equity, drawing on existing credit facilities, issuing new debt, entering into long-term leases and by selling assets.

Contractual Obligations and Commitments

        The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The Company also assumed gold and silver derivative financial instruments as required under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema.

        The following table provides a summary of derivative contracts outstanding at September 30, 2010:

	2010	2011	2012	Total
Metals
Gold forward sell contracts (ounces)	54,750	319,660	74,075	448,485
Average price	624.91	621.24	674.44	632.67

Gold forward buy contracts (ounces)	54,750	213,440	—	268,190
Average price	1,154.94	1,114.27	—	1,122.57

Silver forward sell contracts (ounces 000's)	900	3,600	—	4,500
Average price	10.71	10.71	—	10.71

Purchased silver put contracts (ounces 000's)	689	2,806	—	3,495
Average price	13.00	13.00	—	13.00

Sold silver collar contracts (ounces 000's)	689	2,806	—	3,495
Average price	16.86	17.29	—	17.20

Foreign currency
Brazil reias forward buy contracts
(in millions of U.S. dollars)	37.5	186.0	—	223.5
Average price	2.18	2.01	—	2.04

Chilean pesos forward buy contracts
(in millions of U.S. dollars)	44.4	102.0	—	146.4
Average price	546.72	534.56	—	538.24

Russian roubles forward buy contracts
(in millions of U.S. dollars)	21.0	84.0	—	105.0
Average price	34.16	32.01	—	32.44

Canadian dollar forward buy contracts
(in millions of U.S. dollars)	18.0	34.0	—	52.0
Average price	1.06	1.07	—	1.07

Euro forward buy contracts
(in millions of U.S. dollars)	—	8.7	—	8.7
Average price	—	0.78	—	0.78

Energy
Oil forward buy contracts (barrels)	54,000	120,000	—	174,000
Average price	74.36	79.90	—	78.18

        During the first nine months of 2010, the Company entered into gold forward purchase contracts for 91,250 ounces of gold which mature in 2010 at an average price of $1,125.61 per ounce and 213,440 ounces of gold at an average price of $1,114.27 which mature in 2011. Commensurate with the engagement of these derivatives, the Company has de-designated the gold forward sale contract hedging relationship for 92% of 2010 maturities and 67% of the 2011 maturities.

        Additionally the following new forward buy derivative contracts were engaged during the first nine months:

  •
  $213.5 million at an average rate of 2.00 Brazilian reais, which mature in 2010 and 2011;

  •
  $217.8 million at an average rate of 527.26 Chilean pesos, which mature in 2010 and 2011;

  •
  $107.0 million at an average rate of 31.78 Russian roubles, which mature in 2010 and 2011;

  •
  $80.2 million at an average rate of 1.07 Canadian dollars, which mature in 2010 and 2011;

  •
  $8.7 million at an average rate of 0.78 Euros, which mature in 2011.

  •
  160,000 barrels of oil at an average rate of $78.80 per barrel, which mature in 2010 and 2011.

Fair value of derivative instruments

        The fair value of derivative instruments are noted in the table below.

	As at
(in millions)	September 30, 2010	December 31, 2009
Asset (liability)
Interest rate swap	$(5.9)	$(8.3)
Foreign currency forward contracts	53.2	38.1
Gold contract related to Julietta sale	6.4	4.3
Gold and silver forward contracts	(310.3)	(332.8)
Energy forward contract	0.9	1.3
Total return swap	0.7	(0.2)

	$(255.0)	$(297.6)

Contingent Liability

        The Company was obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project.

Other legal matters

        The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

7.     Summary of Quarterly Information

	2010			2009				2008
(in millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Metal sales	$735.5	$696.6	$657.6	$699.0	$582.3	$598.1	$532.7	$484.4
Net earnings (loss)	$346.9	$103.8	$110.6	$235.6	$(21.5)	$19.3	$76.5	$(968.8)
Basic earnings (loss) per share	$0.45	$0.15	$0.16	$0.34	$(0.03)	$0.03	$0.11	$(1.47)
Diluted earnings (loss) per share	$0.44	$0.15	$0.16	$0.34	$(0.03)	$0.03	$0.11	$(1.47)
Cash flow provided from (used in) operating activities	$271.7	$216.4	$212.0	$306.5	$141.9	$171.8	$165.4	$201.0

        The Company's results over the past several quarters have been largely driven by increases in gold equivalent ounces produced. Additionally, fluctuations in the gold and silver price and foreign exchange rates have impacted results.

8.     Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

        Pursuant to regulations adopted by the US Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

        Effective September 17, 2010, the Company acquired 100 percent of the outstanding common shares of Red Back by way of a plan of arrangement. The results of Red Back's operations have been included in these consolidated financial statements since the date of acquisition. However, the Company has not had sufficient time to appropriately review, design or maintain the internal controls used by Red Back. The Company is in the process of integrating the Red Back operations and will be expanding its disclosure controls and procedures and internal control over financial reporting compliance program to include Red Back over the next year.

        As a result, the President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer have limited the scope of the design of disclosure controls and procedures and internal controls over financial reporting to exclude the controls, policies and procedures of Red Back from the September 30, 2010 certification of internal controls.

        The acquisition date financial information for Red Back is included in the discussion regarding the acquisition contained in this MD&A and in Note 3 of the consolidated financial statements. A summary of the financial information for Red Back, expressed in millions of dollars, which was included in the consolidated financial statements of the Company at September 30, 2010, is provided below.

(in millions)	Period ended September 30, 2010
Financial Data
Metal sales	$15.0
Operating loss	(0.7)
Net assets	1,863.9

        As of the end of the period covered by this MD&A and accompanying unaudited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation and subject to the scope out described above, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures and internal controls over financial reporting, provide reasonable assurance that they were effective. During the first nine months of 2010, Maricunga converted to the ERP system that has been utilized by La Coipa. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

9.     International Financial Reporting Standards

        The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards ("IFRS") will replace Canadian GAAP for publicly accountable enterprises. As a result, Kinross will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact our reported financial position and results of operations. Our goal is to make policy changes that are compliant with IFRS but also provide the most meaningful information to our shareholders.

        The Company has developed a changeover plan which includes the following three phases and sets out activities to be performed in each phase over the life of the project.

  •
  Assessment phase: In this phase, the Company formed a Steering Committee, established a project management team and a working group, developed an initial project plan, and identified high level differences between Canadian GAAP and IFRS that may impact the Company. This phase was completed in Q1 2009.

  •
  Design phase: This phase involved the development of a detailed project plan, the completion of site visits, the completion of analyses of the differences between Kinross accounting policies and IFRS to provide a basis for accounting policy recommendations, the establishment of an IFRS Accounting Policy Committee, completion of an IT systems impact analysis and the development of a strategy for dual Canadian GAAP and IFRS reporting during 2010 and changeover to IFRS in 2011, assessment of the impact of accounting and other business process changes on internal controls, the review of compensation arrangements, debt agreements and other contractual arrangements, and the delivery of detailed IFRS training to key finance and other personnel. This phase was substantially completed in Q2 2010.

  •
  Implementation phase: This phase involves the implementation of the necessary changes to our information systems and business processes as identified through the assessment and design phases of the changeover plan. Significant implementation phase milestones include the development of IFRS-compliant financial models, budgeting and reporting processes, the implementation of our 2010 dual reporting systems strategy, the amendment and testing of internal controls over financial reporting and disclosure controls and procedures impacted by accounting policy changes, the implementation of our internal and external communication plans, and the preparation of a January 1, 2010 opening balance sheet and 2010 comparative data under IFRS, with reconciliations from Canadian GAAP. The implementation phase will culminate in the preparation of our financial reporting under IFRS beginning in 2011.

        During the third quarter of 2010, the Company continued to execute on the implementation phase of its changeover plan. During this period, specific project milestones achieved include: progression in the identification and amendment of internal controls over financial reporting and business processes impacted by IFRS; further progression in determining and selecting accounting policies; progression in the development of the Company's IFRS Accounting Policy Manual; further progression in the preparation of draft mock-up financial statements and notes under IFRS; completion of draft January 1, 2010 opening balance sheet adjustments under IFRS; progression in the conversion of the March 31, 2010 and June 30, 2010 Canadian GAAP financial statements to IFRS. Updates regarding the progress of the IFRS changeover project are provided to the Company's Audit and Risk Committee on a quarterly basis.

        The Company has identified the areas noted below as those expected to have the most significant impact on our financial statements. These areas do not represent a complete list of expected changes. As we progress further into the implementation phase, and as changes to Canadian GAAP and IFRS standards may occur prior to our changeover date, the differences and impacts described below may be subject to change. We will continue to disclose additional impacts on our financial reporting, including expected quantitative impacts, systems and processes and other areas of our business in future MD&As as they are determined.

First time adoption

        The Company's adoption of IFRS will require the application of IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1") which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exceptions and a number of optional exemptions. The following paragraphs outline the significant optional IFRS 1 exemptions the Company expects to apply in its first IFRS financial statements.

Business combinations

        IFRS 1 permits companies to apply IFRS 3 Business Combinations ("IFRS 3") prospectively to business combinations occurring on or after the transition date, being January 1, 2010 for the Company. As a result of applying this election, the Company will be required to restate any business combinations effected during the 2010 year which were originally reported under Canadian GAAP, for comparative reporting in 2011. The alternative, retrospective application of IFRS 3, would require the restatement of all business combinations occurring prior to the date of transition to IFRS in addition to those occurring on or after January 1, 2010. We expect to elect the business combinations exemption and adopt IFRS 3 prospectively beginning on January 1, 2010. We do not expect the application of this exemption to result in any impact on the Company's opening balance sheet at January 1, 2010.

        The election of this exemption, however, does not preclude the Company from assessing its assets that were acquired and liabilities assumed through business combinations occurring prior to the Company's transition date to comply with IFRS requirements in establishing the Company's opening balance sheet at January 1, 2010.

Borrowing costs

        IFRS 1 permits entities to apply IAS 23 Borrowing Costs ("IAS 23") prospectively from the transition date under certain circumstances. The alternative to this election would be to retrospectively restate borrowing costs previously capitalized to comply with IFRS requirements in addition to capitalizing borrowing costs in accordance with IFRS prospectively from the Company's transition date of January 1, 2010. We expect to elect the borrowing costs exemption, and apply IAS 23 prospectively from January 1, 2010. In effecting this election, we will reverse the carrying value of previously capitalized borrowing costs as determined under the Company's previous Canadian GAAP accounting policy for such costs on January 1, 2010 with an adjustment to the Company's opening retained earnings. We estimate that the reversal of previously capitalized borrowing costs will result in a reduction in the carrying value of property, plant and equipment of approximately $60 million on the opening balance sheet. This adjustment is expected to result in an increase in the Company's opening deficit of $39 million, net of related income tax and non-controlling interest.

Provision for reclamation and remediation (asset retirement obligations)

        IFRS 1 provides an optional exemption from the full retrospective application of decommissioning liabilities (provisions for reclamation and remediation), which allows entities to re-measure provisions on the transition date under IAS 37 Provisions, Contingent Liabilities and Contingent Assets ("IAS 37") and estimate the amount to be included in the cost of the related asset by discounting the liability to the date at which it first arose. The alternative to this election, retrospective application, would require the Company to estimate its provision for reclamation and remediation at the original date incurred and reflect changes in estimates and discount rates through to the date of transition to IFRS. We expect to elect the optional exemption and apply IAS 37 to our provision for reclamation and remediation on a prospective basis from January 1, 2010. We estimate that the Company's provision for reclamation and remediation will be increased by approximately $163 million in the opening balance sheet on transition to IFRS. The application of the exemption described above is expected to result in an increase of $85 million to the carrying value of property, plant and equipment in the opening balance sheet on transition to IFRS. These adjustments are expected to result in an increase in the Company's opening deficit of $59 million, net of related income tax and non-controlling interest.

Other elective exemptions

        The Company also expects to elect the exemption allowing the elimination of cumulative translation differences on transition, and other exemptions that are not expected to have a significant impact on the financial statements.

Ongoing IFRS accounting policies

        The following accounting policy changes are expected to result in adjustments to the Company's opening balance sheet and/or to the financial statements subsequent to the Company's transition to IFRS.

Business combinations

        There are several differences between currently effective Canadian GAAP, CICA 1581 Business Combinations, and IFRS 3. The differences that could have a significant impact on the Company's accounting for business combinations effected on or after January 1, 2010 are:

  •
  Valuation of equity securities issued by an acquirer in a business combination — the Company currently values such securities by reference to their market price around the date the terms of the acquisition are agreed to and announced. Under IFRS, the valuation of equity securities issued by an acquirer in a business combination must be valued by reference to their market price on the closing date.

  •
  Transaction costs — the Company currently capitalizes direct, incremental acquisition related costs in the cost of the acquisition. Under IFRS, acquisition related costs paid to third parties are excluded from the capitalized cost of acquisition, and expensed by the acquirer.

  •
  Restructuring costs — the Company currently recognizes provisions for restructuring associated with the acquiree's operations as assumed liabilities at the date of acquisition in a business combination if certain conditions are met. Under IFRS, only those restructuring costs meeting the criteria for recognition by the acquiree can be recorded as a liability assumed at the date of acquisition in a business combination.

        As we expect to elect the optional election under IFRS 1 to not restate business combinations effected prior to the transition to IFRS, there will be no impact of the adoption of this IFRS policy on the Company's opening balance sheet.

Goodwill

        Under Canadian GAAP, the Company currently recognizes exploration potential acquired in a business combination (referred to as "Expected Additional Value" or "EAV") within goodwill. IFRS requires that exploration potential be classified separately from goodwill. As a result of the use of the optional exemption related to business combinations, we expect exploration potential currently recognized within goodwill to remain as goodwill on the date of transition, subject to any impairment charges as determined in accordance with IFRS, and we intend to recognize exploration potential acquired in business combinations effected on or after January 1, 2010 as part of the value beyond proven and probable ("VBPP") within property, plant and equipment.

        As the Company's goodwill balance will not include exploration potential acquired in business combinations on or after January 1, 2010 under IFRS, the goodwill impairment model is expected to change on transition. We do not expect to record any goodwill impairment charges on the Company's opening balance sheet on transition to IFRS.

Impairment of property, plant and equipment

        Under Canadian GAAP, whenever the estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values. Under IFRS, IAS 36 Impairment of Assets ("IAS 36") requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than carrying amount. The impairment charge under IFRS is equal to the amount by which the carrying amount exceeds the recoverable amount. The difference in testing and determining an impairment may result in more frequent impairment charges, where carrying values of assets may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

        IAS 36 also requires the reversal of any previous impairment losses where circumstances requiring the impairment charge have changed and reversed. Canadian GAAP does not permit the reversal of impairment losses in any circumstance. We expect to record an adjustment to increase the carrying value of property, plant and equipment by approximately $9 million on the Company's opening balance sheet as a result of reversal of a previously recorded impairment charge. The corresponding decrease to opening deficit on transition to IFRS is estimated to be $7 million net of related income taxes.

Warrants

        Under Canadian GAAP, the Company accounts for its Canadian dollar denominated warrants, primarily related to the Bema and Aurelian acquisitions, as equity instruments. IFRS requires that warrants denominated in a currency other than the functional currency of the issuer be classified as liabilities unless they are issued pro rata to all existing shareholders, in which case they would be classified as equity. As such, upon adoption of IFRS, our outstanding Canadian dollar denominated warrants will be reclassified as liabilities and will be recognized at fair value, with changes in value being recorded in the statement of operations. We estimate the impact of this change on the opening balance sheet to be an increase in the Company's current liabilities of $84 million, a decrease in shareholders' equity of $69 million, and an increase in the opening deficit of $15 million.

Provision for reclamation and remediation (asset retirement obligations)

        Under Canadian GAAP, the Company records a provision for reclamation and remediation based on the estimated amount to be paid out at the time of decommissioning discounted to the current date using a credit adjusted risk free rate. Subsequent to a provision for reclamation and remediation being recorded, changes to the estimated liability, other than accretion, are recorded only as a result of changes in the timing or amount of future cash flows to settle the obligations. IFRS requires the Company to recognize a provision based on the estimated amount to be paid out at the time of decommissioning, discounted using a pre-tax discount rate that reflects the market's assessment of the time value of money and the risks specific to the liability at the reporting date. IFRS also requires changes in the liability to be recorded each period based on changes in discount rates in addition to changes in estimated timing or amount of future cash flows.

        Under Canadian GAAP, the Company recognizes the accretion related to the decommissioning liability as an operating expense. IFRS requires the accretion to be recognized within finance expense.

        As previously noted, we estimate the impact of the accounting required under IFRS to result in an increase in the Company's provision for reclamation and remediation of $163 million in the opening balance sheet on transition to IFRS.

Income taxes

        Under Canadian GAAP, when an asset is acquired other than in a business combination and the tax basis of that asset is less than or more than its cost, the cost or benefit of future income taxes recognized at the time of acquisition is added to or deducted from the cost of the asset and the future tax liability or asset recognized. Under IFRS, a deferred tax liability or asset is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination.

        Management estimates that the accounting required under IFRS, as described above, will result in an opening balance sheet adjustment to decrease property, plant and equipment by approximately $263 million and future income tax liabilities by approximately $236 million. The difference of $27 million is expected to be an increase to the opening deficit.

        In addition, under Canadian GAAP, in the determination of temporary differences of non-monetary assets and liabilities, the temporary differences computed in local currency are multiplied by the appropriate tax rate. The resulting future tax amount is then translated into the Company's functional currency if it is different from the local currency. Under IFRS, in the determination of temporary differences, the carrying value of non-monetary assets and liabilities is translated into the functional currency at the historical rate and compared to its tax value translated into the functional currency at the current rate. The resulting temporary difference (measured in the functional currency) is then multiplied by the appropriate tax rate to determine the related deferred tax balance.

        We estimate that the accounting required under IFRS will result in an opening balance sheet adjustment to decrease future income taxes and decrease the opening deficit by approximately $98 million on transition to IFRS.

Convertible notes

        Under Canadian GAAP, the value of the convertible notes consists of a debt component and an equity component. On initial recognition, the fair value of the debt component was determined and the difference between the proceeds and the fair value of the debt component was treated as equity. Subsequent to initial recognition, the debt component is accreted to its face value using the effective interest method. The equity component is not revalued. Under IFRS, the conversion options attached to the convertible notes are embedded derivatives that the Company has the option to settle in cash upon conversion and so are treated as liabilities. In addition, because these embedded derivatives are not closely related to the underlying debt, they must be separated from the underlying debt and classified as a derivative liability. On initial recognition, this derivative liability was measured at fair value. The difference between the proceeds of the convertible debt and the fair value of the derivative liability was determined to be the carrying value of the underlying debt. Subsequent to initial recognition, the derivative liability is recorded at fair value each reporting period with changes in its fair value being recognized in the consolidated statement of operations. The underlying debt is accreted to its face value using the effective interest method.

        We estimate that the accounting required under IFRS will result in an opening balance sheet adjustment to increase unrealized fair value of derivative liabilities by approximately $77 million, decrease long-term debt by approximately $39 million, and decrease contributed surplus by $77 million. As a result, opening deficit is expected to decrease by $39 million.

Equity method investments

        Under Canadian GAAP, the Company determines whether it has significant influence over an investment based primarily on its current ownership of voting interests. Under IFRS, the determination of significant influence is based on presently exercisable potential voting rights in addition to current ownership interests. Under both Canadian GAAP and IFRS, where the percentage of voting interests determined as described above is below 20 per cent, other factors are considered to determine if significant influence exists by virtue of other terms. We expect to record an adjustment to increase the carrying value of long-term investments by $16 million in the Company's opening balance sheet on transition to IFRS as a result of a change in classification of an investment from the equity method to available-for-sale.

Interest in joint ventures

        Under Canadian GAAP, following a partial disposition of an investment where joint control is lost and the investment will be accounted for using the equity method, the gain or loss on disposal is calculated as the difference between the net proceeds from the partial disposal and the carrying value of the investment disposed of. The retained interest in the investment is transferred to an equity method investment at its carrying value. Under IFRS, in accordance with IAS 31 "Interests in Joint Ventures", when a jointly controlled entity becomes an associate as a result of a partial disposal, the investment retained is remeasured to fair value. As a result, the gain or loss on disposal is equal to the difference between the net proceeds and the carrying value for the interest disposed of plus the difference between the fair value of the retained interest and its carrying value prior to the disposal. There is no impact of this difference on the opening balance sheet on transition to IFRS.

IFRS recent pronouncements

Joint Arrangements

        The International Accounting Standards Board ("IASB") has issued Exposure Draft 9 Joint Arrangements ("ED 9") which proposes to require that all jointly controlled entities be accounted for using the equity method of accounting. ED 9 would replace the current IFRS standard which allows for a policy choice to account for jointly controlled entities using either proportionate consolidation, which is consistent with Canadian GAAP, or the equity method of accounting. ED 9 is expected to result in the issue of a final IFRS standard in 2010, which the Company will be required to adopt during a period subsequent to its transition to IFRS. The Company is currently evaluating the impact that ED 9 is expected to have on its consolidated financial statements.

10.  Critical Accounting Policies, Estimates and Accounting Changes

        The preparation of the Company's consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is a full discussion and description of the Company's critical accounting policies in the 2009 Annual MD&A.

        For a discussion of recent accounting pronouncements please refer to Note 2 of the accompanying interim unaudited consolidated financial statements for the nine month period ended September 30, 2010.

11.  Risk Analysis

        The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. For a discussion of risk factors related to the mining industry in general and specific to Kinross, please refer to the Company's most recently filed Annual Information Form for the year ended December 31, 2009, which is available on the Company's web site www.kinross.com and on www.sedar.com or is available upon request from the Company.

Cautionary Statement on Forward-Looking Information

        All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "targets", "models", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might", or "will be taken", "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross' current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross' current expectations; (5) political developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador's new mining law and related regulations and policies, and negotiation of an exploitation contract with the government, being consistent with Kinross' current expectations; (6) permitting, construction, development and production of Cerro Casale being consistent with the new feasibility study prepared and approved by the joint venture and the Company's current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment; (13) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (14) the development of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross' expectations; and (15) the viability of the Tasiast and Chirano mines, and the development and expansion of the Tasiast and Chirano mines on a basis consistent with Kinross' current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, policies and regulations, the security of personnel and assets, and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an investment, do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

        The following key sensitivities do not incorporate the addition of the former Red Back mines.

        Approximately 50%-60% of the Company's costs are denominated in US dollars.

        A 10% change in foreign exchange could result in an approximate $7 impact in cost of sales per ounce.(ii)

        A $10 change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.

        The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on cost of sales per ounce.

Other information

        The technical information about the Company's material mineral properties contained in this Management's Discussion and Analysis has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

(ii)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		September 30, 2010	December 31, 2009
Assets
Current assets
Cash, cash equivalents and short-term investments	Note 4	$1,380.8	$632.4
Restricted cash		9.4	24.3
Accounts receivable and other assets		244.1	135.5
Note receivable	Note 3	70.0	—
Inventories	Note 4	669.1	554.4
Unrealized fair value of derivative assets	Note 6	99.8	44.3

		2,473.2	1,390.9
Property, plant and equipment	Note 4	6,783.6	4,989.9
Goodwill	Note 4	5,980.0	1,179.9
Long-term investments	Note 4	713.1	292.2
Unrealized fair value of derivative assets	Note 6	18.5	1.9
Deferred charges and other long-term assets	Note 4	178.8	158.4

		$16,147.2	$8,013.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$463.8	$312.9
Current portion of long-term debt	Note 7	62.6	177.0
Current portion of reclamation and remediation obligations	Note 8	12.8	17.1
Current portion of unrealized fair value of derivative liabilities	Note 6	257.3	131.0

		796.5	638.0
Long-term debt	Note 7	461.6	515.2
Other long-term liabilities	Note 4	523.3	543.0
Future income and mining taxes		914.1	624.6

		2,695.5	2,320.8

Non-controlling interest	Note 4	184.9	132.9

Common shareholders' equity
Common share capital and common share purchase warrants	Note 9	$13,432.8	$6,448.1
Contributed surplus		251.8	169.6
Accumulated deficit		(347.3)	(838.1)
Accumulated other comprehensive loss	Note 5	(70.5)	(220.1)

		13,266.8	5,559.5

Contingencies	Note 13

		$16,147.2	$8,013.2

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		1,131,032,661	696,027,270

The accompanying notes are an integral part of these interim consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
		2010	2009	2010	2009
Revenue
Metal sales		$735.5	$582.3	$2,089.7	$1,713.1
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		313.8	271.6	881.1	776.1
Accretion and reclamation expense		5.2	4.7	15.6	13.9
Depreciation, depletion and amortization		116.8	109.7	358.3	337.9

		299.7	196.3	834.7	585.2
Other operating costs		12.1	18.7	26.3	34.6
Exploration and business development		34.9	22.2	80.5	48.9
General and administrative		39.6	30.8	100.9	82.0

Operating earnings		213.1	124.6	627.0	419.7
Other income (expense) — net	Note 4	221.8	(35.5)	227.4	(118.5)

Earnings before taxes and other items		434.9	89.1	854.4	301.2
Income and mining taxes expense — net		(65.7)	(89.1)	(212.3)	(143.8)
Equity gains (losses) in associated companies	Note 4	0.2	0.3	(3.8)	(6.4)
Non-controlling interest of subsidiaries	Note 4	(22.5)	(21.8)	(77.0)	(76.7)

Net earnings (loss)		$346.9	$(21.5)	$561.3	$74.3

Earnings (loss) per share
Basic		$0.45	$(0.03)	$0.78	$0.11
Diluted		$0.44	$(0.03)	$0.77	$0.11
Weighted average number of common shares outstanding (millions)
Basic	Note 11	766.6	695.0	720.9	690.0
Diluted	Note 11	786.9	695.0	740.7	694.7

The accompanying notes are an integral part of these interim consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$346.9	$(21.5)	$561.3	$74.3
Adjustments to reconcile net earnings (loss) to net cash provided from operating activities:
Depreciation, depletion and amortization	116.8	109.7	358.3	337.9
Accretion and reclamation expenses	5.2	4.7	15.6	13.9
Accretion of convertible debt and deferred financing costs	5.0	4.3	13.7	12.7
(Gain) loss on disposal of assets and investments — net	(238.4)	1.0	(275.4)	0.3
Equity (gains) losses in associated companies	(0.2)	(0.3)	3.8	6.4
Non-hedge derivative losses — net	3.9	1.5	17.3	—
Future income and mining taxes	(15.0)	53.3	(39.7)	25.5
Non-controlling interest	22.5	21.8	77.0	76.7
Stock-based compensation expense	8.5	6.5	24.9	20.3
Foreign exchange losses (gains) and Other	5.6	22.0	1.7	77.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	(20.3)	(14.6)	(81.5)	(65.0)
Inventories	(20.5)	(25.8)	(15.8)	(75.2)
Accounts payable and other liabilities	51.7	(20.7)	38.9	(25.7)

Cash flow provided from operating activities	271.7	141.9	700.1	479.1

Investing:
Additions to property, plant and equipment	(135.3)	(140.5)	(327.2)	(343.7)
Asset purchases — net of cash acquired	495.2	—	506.0	(41.4)
Net proceeds from the sale of long-term investments and other assets	297.5	—	748.1	0.1
Net acquisitions of long-term investments and other assets	(16.0)	3.1	(609.4)	(172.5)
Net proceeds from the sale of property, plant and equipment	2.3	—	2.9	0.3
Disposals (additions) to short-term investments	—	69.7	35.0	(1.5)
Decrease (increase) in restricted cash	15.7	(58.2)	14.9	(48.0)
Other	5.0	(12.3)	2.8	(12.4)

Cash flow provided from (used in) investing activities	664.4	(138.2)	373.1	(619.1)

Financing:
Issuance of common shares	—	—	—	396.4
Issuance of common shares on exercise of options and warrants	1.9	10.4	8.3	23.0
Proceeds from issuance of debt	—	44.4	127.5	49.8
Repayment of debt	(191.5)	(144.6)	(309.0)	(230.3)
Dividends paid to common shareholders	(35.7)	(34.6)	(70.5)	(62.4)
Dividends paid to non-controlling shareholder	(21.7)	(25.8)	(28.9)	(25.8)
Settlement of derivative instruments	(5.6)	(5.8)	(17.3)	(14.3)
Other	(0.2)	—	(0.2)	—

Cash flow provided from (used in) financing activities	(252.8)	(156.0)	(290.1)	136.4

Effect of exchange rate changes on cash	2.7	4.3	0.3	10.6

Increase (decrease) in cash and cash equivalents	686.0	(148.0)	783.4	7.0
Cash and cash equivalents, beginning of period	694.8	645.6	597.4	490.6

Cash and cash equivalents, end of period	$1,380.8	$497.6	$1,380.8	$497.6

Cash and cash equivalents, end of period	$1,380.8	$497.6	$1,380.8	$497.6
Short-term investments	$—	$36.0	$—	$36.0

Cash, cash equivalents and short-term investments	$1,380.8	$533.6	$1,380.8	$533.6

The accompanying notes are an integral part of these interim consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

(Unaudited expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Common share capital and common share purchase warrants
Balance beginning of period	$6,587.4	$6,427.7	$6,448.1	$5,873.0
Shares issued on equity offering	—	—	—	396.4
Shares issued on acquisition of Dvoinoye	173.9	—	173.9	—
Shares issued on acquisition of Red Back	6,549.3	—	6,549.3	—
Shares issued on acquisition of Underworld	—	—	117.7	—
Shares issued on acquisition of Lobo-Marte	—	—	—	102.9
Warrants issued on acquisition of Red Back	117.7	—	117.7	—
Common shares issued for employee share purchase plan	1.7	1.1	4.4	3.2
Transfer from contributed surplus of exercise on options and restricted shares	1.9	4.9	16.3	21.7
Options and warrants exercised, including cash	0.9	9.5	5.4	46.0

Balance at the end of the period	$13,432.8	$6,443.2	$13,432.8	$6,443.2

Contributed surplus
Balance beginning of period	$176.1	$164.6	$169.6	$168.5
Stock-based compensation	9.0	6.1	24.7	19.0
Underworld options issued (exercised)	(1.2)	—	4.0	—
Red Back options issued	69.8	—	69.8	—
Aurelian options exercised	—	(2.3)	—	(7.3)
Transfer of fair value of exercised options and restricted shares	(1.9)	(2.6)	(16.3)	(14.4)

Balance at the end of the period	$251.8	$165.8	$251.8	$165.8

Accumulated deficit
Balance beginning of period	$(658.5)	$(1,017.5)	$(838.1)	(1,100.2)
Adoption of new accounting policy	—	—	—	14.6
Dividends paid	(35.7)	(34.7)	(70.5)	(62.4)
Net earnings (loss)	346.9	(21.5)	561.3	74.3

Balance at the end of the period	$(347.3)	$(1,073.7)	$(347.3)	$(1,073.7)

Accumulated other comprehensive income (loss)
Balance beginning of period	$(150.1)	$(143.4)	$(220.1)	$(164.4)
Adoption of new accounting policy	—	—	—	1.6

Adjusted balance, beginning of period	$(150.1)	$(143.4)	$(220.1)	$(162.8)
Other comprehensive income (loss)	79.6	(23.4)	149.6	(4.0)

Balance at the end of the period	$(70.5)	$(166.8)	$(70.5)	$(166.8)

Total accumulated deficit and accumulated other comprehensive loss	$(417.8)	$(1,240.5)	$(417.8)	$(1,240.5)

Total common shareholders' equity	$13,266.8	$5,368.5	$13,266.8	$5,368.5

The accompanying notes are an integral part of these interim consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited expressed in millions of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
		2010	2009	2010	2009
Net earnings (loss)		$346.9	$(21.5)	$561.3	$74.3

Other comprehensive income (loss), net of tax:	Note 5
Change in fair value of investments(a)		82.0	16.2	153.3	27.8
Accumulated other comprehensive income related to investments sold(b)		(4.2)	—	(3.3)	—
Reclassification of accumulated other comprehensive income related to the investment in Underworld(b),(e)		—	—	(7.4)	—
Reclassification of accumulated other comprehensive income related to the investment in Red Back(b),(f)		(28.6)	—	(28.6)	—
Change in fair value of derivative financial instruments designated as cash flow hedges(c)		7.1	(44.3)	(31.9)	(68.2)
Accumulated other comprehensive income related to derivatives settled(d)		23.3	4.7	67.5	36.4

		79.6	(23.4)	149.6	(4.0)

Total comprehensive income (loss)		$426.5	$(44.9)	$710.9	$70.3

(a)
Net of tax of $1.3 million, 3 months; $5.4 million, 9 months (2009 — $1.1 million, 3 months; $2.4 million, 9 months)
(b)
Net of tax of $nil, 3 months; $nil, 9 months (2009 — $nil, 3 months; $nil, 9 months)
(c)
Net of tax of $11.4 million, 3 months; $11.3 million, 9 months (2009 — $4.1 million, 3 months; $18.9 million, 9 months)
(d)
Net of tax of $(3.8) million, 3 months; $(8.9) million, 9 months (2009 — $0.5 million, 3 months; $7.1 million, 9 months)
(e)
See Notes 3(ii) and 4(vi)
(f)
See Note 3(vii)

The accompanying notes are an integral part of these interim consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

1.     DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

  Kinross Gold Corporation (individually and collectively with its subsidiaries, as applicable, "Kinross" or the "Company") is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana, and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

  The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business, however, many of the factors affecting these risks are beyond the Company's control.

  The unaudited interim consolidated financial statements (the "financial statements") of the Company have been prepared in accordance with the accounting principles applied in the consolidated financial statements for the year ended December 31, 2009.

  The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. The financial statements do not include disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2009.

  The preparation of the Company's financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, property, plant and equipment, mineral interests, inventories, financial instruments, goodwill, long-term investments, reclamation and remediation obligations, and the provision for income and mining taxes.

  Subsequent events and transactions for potential recognition or disclosure in the financial statements have been evaluated through November 3, 2010, the date that the financial statements were issued.

  Certain comparative figures for 2009 have been reclassified to conform to the 2010 financial statement presentation.

2.     ACCOUNTING CHANGES AND RECENT PRONOUNCEMENTS

  The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards ("IFRS") will replace Canadian GAAP for publicly accountable enterprises. As a result, Kinross will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the Company's reported financial position and results of operations.

3.     ACQUISITIONS AND DIVESTITURES

  i.
  Disposition of one-half interest in the Cerro Casale project

    On February 17, 2010, the Company executed an agreement to sell one-half of its interest in the Cerro Casale project to Barrick Gold Corporation ("Barrick"). The sale closed on March 31, 2010. The Company received $454.3 million in gross proceeds, before transaction costs, and the transaction resulted in a gain of $36.7 million, before taxes. Additionally, as part of the agreement Barrick assumed $20.0 million of a $40.0 million payment obligation contingent upon a production decision on the project.

    Subsequent to the disposition, the Company continues to hold a 25% interest in the project and the investment is accounted for under the equity method. Refer to note 4(vi).

  ii.
  Acquisition of Underworld Resources Inc.

    On April 26, 2010, the Company acquired 81.6% of the issued and outstanding shares of Underworld Resources Inc. ("Underworld"), on a fully diluted basis, by way of a friendly take-over bid. On June 30, 2010, the Company acquired the remaining outstanding shares of Underworld it did not already own, and on July 6, 2010 the shares of Underworld were delisted. Pursuant to the acquisition approximately 6.5 million Kinross shares and approximately 0.4 million Kinross options were issued. The total transaction was valued at $126.5 million, including transaction

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

3.     ACQUISITIONS AND DIVESTITURES (Continued)

    costs. This amount was added to the cost of a previously owned investment of $3.5 million, resulting in a total cost of $130.0 million. The acquisition was accounted for as an asset acquisition.

    During the second quarter of 2010, the investment in Underworld was re-classified from available for sale investments due to the acquisition of control of Underworld. As of April 26, 2010, the financial statements of Underworld are being consolidated.

  iii.
  Sale of interest in Harry Winston Diamond Corporation

    On July 23, 2010, the Company entered into an agreement to sell its approximate 19.9% equity interest in Harry Winston Diamond Corporation ("Harry Winston"), consisting of 15.2 million Harry Winston common shares, to a group of financial institutions, on an underwritten block trade basis for net proceeds of $185.6 million. The sale was completed on July 28, 2010 and resulted in a gain of $146.4 million.

  iv.
  Sale of interest in Diavik Diamond mine

    On August 25, 2010, the Company completed the sale of its 22.5% interest in the partnership holding Harry Winston's 40% interest in the Diavik Diamond Mines ("Diavik") joint venture to Harry Winston for final net proceeds of $189.6 million. The purchase price is comprised of $50.0 million cash, approximately 7.1 million Harry Winston common shares with a value of $69.7 million based on the share price on the closing date, and a note receivable in the amount of $70.0 million maturing August 25, 2011. The note bears interest at a rate of 5% per annum and can be satisfied in cash or, subject to certain limitations, shares issued by Harry Winston to Kinross. The sale resulted in a gain of $95.5 million.

  v.
  Acquisition of the Dvoinoye deposit and the Vodorazdelnaya property

    On August 27, 2010, the Company completed the acquisition of 100% of the participatory interests in Northern Gold LLC and Regionruda LLC, the owners of the Dvoinoye and Vodorazdelnaya exploration and mining licenses, both located approximately 90 km north of Kinross' Kupol operation in the Chukotka region of the Russian Far East. The purchase price of $346.8 million was comprised of $167.0 million in cash and 10.6 million newly issued Kinross shares, which are subject to a minimum hold period of four months after closing, and transaction costs of $5.9 million. This acquisition was accounted for as an asset acquisition.

  vi.
  Acquisition of B2Gold Corp's interest in Kupol exploration licenses

    On August 27, 2010, the Company closed the agreement with B2Gold Corp ("B2Gold") to acquire B2Gold's right to an interest in the Kupol East and West exploration licence areas. Under the terms of a previous agreement, Kinross had undertaken to secure a 37.5% joint venture interest for B2Gold in the Kupol East and West exploration licence areas. According to the new agreement, Kinross is no longer obligated to enter into joint venture arrangements with B2Gold in respect of Kinross' 75% interest in these licence areas. The purchase price comprised: $33.0 million in cash; contingent payments based on National Instrument 43-101 qualified proven and probable reserves within the licence areas at the subject properties, should such reserves be declared in future; and payments based on net smelter returns of 1.5% from any future production at the licence areas. This acquisition was accounted for as an asset acquisition.

    The Kupol East and West exploration licences remain 100%-owned by the Chukotka Mining & Geological Company ("CMGC"), which also owns 100% of the Kupol mine. CMGC is owned 75% by Kinross and 25% by the State Unitary enterprise of the Chukotsky Autonomous Okrug (Chukotsnab).

  vii.
  Acquisition of Red Back Mining Inc.

    On September 17, 2010 (the "acquisition date"), Kinross completed its acquisition of Red Back Mining Inc. ("Red Back") through a plan of arrangement, whereby Kinross acquired all of the issued and outstanding common shares of Red Back that it did not already own. As a result of this acquisition, the Company expanded operations into West Africa. In Ghana, the Company holds a 90% interest in the Chirano Gold Mine with the Government of Ghana having the right to the remaining 10% interest. In Mauritania, the Company holds a 100% interest in the Tasiast Mine. Total consideration for the acquisition was approximately $7,358.6 million, including the cost of the previously owned interest of $580.3 million.

    Red Back shareholders received 1.778 Kinross common shares, plus 0.11 of a Kinross common share purchase warrant for each Red Back common share held. As a result of the transaction, Kinross issued 416.4 million common shares and 25.8 million common share purchase warrants. The Company also issued 8.7 million fully vested replacement options to acquire Kinross common shares to previous Red Back option holders.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

3.     ACQUISITIONS AND DIVESTITURES (Continued)

    As the purchase is a business combination, with Kinross being the acquirer, results of operations of Red Back have been consolidated with those of Kinross commencing on the acquisition date.

    Total consideration paid of $7,358.6 million was calculated as follows:

Common shares issued (416.4 million)	$6,549.3
Fair value of warrants issued (25.8 million)	117.7
Fair value of options issued (8.7 million)	69.8
Cost of shares previously acquired	580.3
Acquisition costs	41.5

Total purchase price	$7,358.6

    The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. Final valuations of assets and liabilities are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations. This is a preliminary purchase price allocation and therefore subject to adjustment over the period to completion of the valuation process and analysis of resulting tax effects.

    Preliminary Red Back Purchase Price Allocation

Cash and cash equivalents	$742.6
Accounts receivable and other assets	27.0
Inventories	115.2
Property, plant and equipment (including mineral interests)	1,765.8
Accounts payable and accrued liabilities	(103.4)
Future income and mining tax liabilities	(311.5)
Other long-term liabilities	(34.3)
Non-controlling interest	(3.9)
Goodwill	5,161.1

Total purchase price	$7,358.6

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS

  Consolidated Balance Sheets

  i.
  Cash, cash equivalents and short-term investments:

	September 30, 2010	December 31, 2009
Cash on hand and balances with banks	$994.1	$352.8
Short-term deposits	386.7	244.6
Short-term investments	—	35.0

	$1,380.8	$632.4

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  ii.
  Inventories:

	September 30, 2010	December 31, 2009
Ore in stockpiles(a)	$161.2	$131.9
Ore on leach pads(b)	78.4	32.9
In-process	36.1	26.1
Finished metal	75.4	80.6
Materials and supplies	430.4	395.1

	781.5	666.6
Long-term portion of ore in stockpiles and ore on leach pads(a),(b)	(112.4)	(112.2)

	$669.1	$554.4

    (a)
    Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets, Note 4(vii).
    (b)
    Ore on leach pads relates to the Company's Maricunga, Fort Knox, Tasiast, and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2025, Fort Knox in 2021, Tasiast in 2027, and Round Mountain in 2017.

  iii.
  Property, plant and equipment:

	September 30, 2010			December 31, 2009
	Cost(b)	Accumulated Depreciation	Net Book Value	Cost(b)	Accumulated Depreciation	Net Book Value
Property, plant and equipment(a),(c)
Producing properties	$3,829.3	$(1,277.2)	$2,552.1	$3,232.3	$(1,023.6)	$2,208.7

Mineral Interests
Producing properties(c)	$2,676.9	$(478.4)	$2,198.5	$1,278.8	$(389.6)	$889.2
Development properties(d)	732.4	—	732.4	801.2	—	801.2
Exploration properties(d)	1,300.6	—	1,300.6	1,090.8	—	1,090.8

	$4,709.9	$(478.4)	$4,231.5	$3,170.8	$(389.6)	$2,781.2

Total property, plant and equipment	$8,539.2	$(1,755.6)	$6,783.6	$6,403.1	$(1,413.2)	$4,989.9

    (a)
    Capitalized interest included within property, plant and equipment was $9.3 million and $6.0 million during the nine months ended September 30, 2010 and 2009, respectively. Interest capitalized during both periods related to capital expenditures at Fort Knox and Round Mountain.
    (b)
    Cost includes previously recorded adjustments for the impairment in the carrying value of property, plant and equipment.
    (c)
    Included in producing properties is $589.4 million (December 31, 2009 — $335.2 million) related to assets that are not being depreciated, including: the construction of expansion projects, assets paid for but not yet received, and other assets that were in various stages of being readied for use.
    (d)
    The amount allocated to development and exploration properties relates to assets that are not being depreciated.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  iv.
  Capitalized stripping:

	September 30, 2010			December 31, 2009
	Round Mountain	Fort Knox	Total	Round Mountain	Fort Knox	Total
Balance, at January 1,	$67.9	$50.0	$117.9	$58.5	$29.6	$88.1
Additions	18.0	20.8	38.8	20.4	32.6	53.0
Amortization(a)	(6.0)	(19.8)	(25.8)	(11.0)	(12.2)	(23.2)

Balance, at period end	$79.9	$51.0	$130.9	$67.9	$50.0	$117.9

    (a)
    Amortization of capitalized stripping costs uses the units of production depreciation basis based on reserves that have not yet been produced that will benefit directly from the stripping activity.

  v.
  Goodwill:

    The Goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

	December 31, 2009	Additions/ (reductions)	September 30, 2010
Operating segments
Round Mountain	$58.7	$—	$58.7
Paracatu	65.5	—	65.5
La Coipa	124.4	—	124.4
Kettle River-Buckhorn	20.9	—	20.9
Kupol	158.8	—	158.8
Maricunga	175.9	—	175.9
Crixás	38.0	—	38.0
Red Back acquisition(b)	—	5,161.1	5,161.1
Other operations(a)	537.7	(361.0)	176.7

Total	$1,179.9	$4,800.1	$5,980.0

    (a)
    The Company disposed of one-half of its interest in the Cerro Casale project on March 31, 2010 (see Note 3(i)). As a result, goodwill was reduced by $361.0 million which represents the entire goodwill previously allocated to Cerro Casale. As the Company continues to retain a 25% interest in the project, one-half of the goodwill balance previously allocated, amounting to $180.5 million, now forms part of the carrying value of the investment in the Cerro Casale project.
    (b)
    On September 17, 2010, the Company acquired all of the outstanding common shares of Red Back that it did not previously own (see Note 3 (vii)). Goodwill of $5,161.1 million was recorded on the transaction based on the preliminary purchase price allocation. Goodwill will be allocated among the Red Back properties once the purchase price allocation is finalized.

  vi.
  Long-term investments and Working Interest

	September 30, 2010	December 31, 2009
Available for sale investments(a)	$292.2	$129.6
Investment in shares carried on an equity basis	420.9	53.2
Working Interests(b)	—	109.4

Long-term investments	$713.1	$292.2

    (a)
    During the second quarter of 2010, the investment in Underworld was re-classified from available for sale investments due to the acquisition of control of Underworld. See Note 3(ii).
    (b)
    On August 25, 2010, the Company disposed of its Working Interest in Diavik. See Note 3 (iv).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

	September 30, 2010		December 31, 2009
Available for sale investments	Fair Value	Gains (losses) in AOCI(a)	Fair Value	Gains (losses) in AOCI(a)
Securities in an unrealized gain position	$286.5	$158.7	$86.9	$51.4
Securities in an unrealized loss position	5.7	(0.9)	42.7	(4.9)

	$292.2	$157.8	$129.6	$46.5

    (a)
    "AOCI" refers to Accumulated other comprehensive income (loss).

    Investment in shares and working interests carried on an equity basis

	September 30, 2010
	Carrying Value	Market Value(d)	% Ownership
Cerro Casale	$420.3		25.0%
Aurora Gold Exploration Ltd.	0.6		49.0%

	$420.9

	December 31, 2009
	Carrying Value	Market Value	% Ownership
Victoria Gold Corporation(a)	$11.9	$28.2	22.3%
Harry Winston Diamond Corporation(b)	41.3	146.0	19.9%

	53.2	$174.2

Working Interest in Diavik Diamond mine(c)	109.4

	$162.6

    (a)
    During the second quarter of 2010, the Company ceased accounting for its investment in Victoria Gold Corporation on an equity basis as the Company no longer had the ability to exert significant influence.
    (b)
    On July 28, 2010, the Company sold its investment in Harry Winston. See Note 3(iii).
    (c)
    On August 25, 2010, the Company disposed of its Working Interest in Diavik. See Note 3(iv).
    (d)
    Cerro Casale and Aurora Gold Exploration Ltd. are not publicly traded investments. Therefore, external market values are not available.

  vii.
  Deferred charges and other long-term assets:

	September 30, 2010	December 31, 2009
Long-term ore in stockpiles and on leach pads(a)	$112.4	$112.2
Deferred charges, net of amortization	1.0	1.3
Long-term receivables	42.0	42.8
Advances on the purchase of capital equipment	13.2	—
Deferred acquisition costs and other	10.2	2.1

	$178.8	$158.4

    (a)
    Long-term ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months at the Company's Fort Knox and Kupol mines and its proportionate share of stockpiled ore at Round Mountain.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  viii.
  Other long-term liabilities:

		September 30, 2010	December 31, 2009
Reclamation and remediation obligations	Note 8	$280.9	$252.7
Unrealized fair value of derivative liabilities	Note 6	116.0	212.8
Other long-term liabilities		126.4	77.5

		$523.3	$543.0

  Consolidated Statements of Operations

  ix.
  Other income (expense) — net:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Gain (loss) on sale of assets and investments — net	$238.4	$(1.0)	$275.4	$(0.3)
Litigation reserve adjustment	—	18.5	—	18.5
Interest income and other	3.0	2.3	5.7	4.6
Interest expense(a)	(7.4)	(13.4)	(24.8)	(46.1)
Foreign exchange losses	(9.9)	(35.0)	(11.7)	(86.9)
Net non-hedge derivative losses	(4.0)	(1.5)	(14.8)	—
Working Interest in Diavik Diamond mine	1.7	(5.4)	(2.4)	(8.3)

	$221.8	$(35.5)	$227.4	$(118.5)

    (a)
    During the three and nine months ended September 30, 2010, $3.4 million and $9.3 million (three and nine months ended September 30, 2009 — $2.4 million and $6.0 million, respectively) of interest was capitalized to property, plant and equipment, respectively. See Note 4(iii).

  x.
  Gain (loss) on sale of assets and investments — net:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Assets:
Interest in Cerro Casale(a)	$—	$—	$36.7	$—
Investments:
Harry Winston Diamond Corporation(b)	146.4	—	146.4	—
Working Interest in Diavik Diamond mine(c)	95.5	—	95.5	—
Other assets and investments	(3.5)	(1.0)	(3.2)	(0.3)

	$238.4	$(1.0)	$275.4	$(0.3)

    (a)
    On March 31, 2010, the Company sold one-half of its interest in Cerro Casale. See Note 3(i).
    (b)
    On July 23, 2010, the Company sold its investment in Harry Winston. See Note 3(iii).
    (c)
    On August 25, 2010, the Company disposed of its Working Interest in Diavik. See Note 3(iv).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  xi.
  Equity gains (losses) in associated companies

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Victoria Gold Corporation(a)	$—	$(0.5)	$(1.9)	$(2.4)
Harry Winston Diamond Corporation(b)	(0.1)	1.2	(2.1)	(3.2)
Cerro Casale	0.3	—	0.2	—
Brett Resources Inc.	—	(0.4)	—	(0.8)

	$0.2	$0.3	$(3.8)	$(6.4)

    (a)
    During the second quarter of 2010, the Company ceased accounting for its investment in Victoria Gold Corporation on an equity basis as the Company no longer had the ability to exert significant influence.
    (b)
    On July 23, 2010, the Company sold its investment in Harry Winston. See Note 3 (iii).

  Supplemental cash flow information

  xii.
  Interest and income taxes paid:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Interest	$5.7	$14.7	$14.6	$33.3
Income taxes	$78.7	$81.3	$188.3	$127.0
  xiii.
  Non-controlling interest:

	Kupol(a)	Chirano(b)	Total
Balance at December 31, 2009	$132.9	$—	$132.9
Addition upon acquisition	—	3.9	3.9
Share of net earnings	76.9	0.1	77.0
Dividends paid	(28.9)	—	(28.9)

Balance at September 30, 2010	$180.9	$4.0	$184.9

    (a)
    Represents non-controlling interest in Chukotka Mining and Geological Company.
    (b)
    Represents non-controlling interest in Chirano Gold Mines Limited.

5.     ACCUMULATED OTHER COMPREHENSIVE LOSS

		September 30, 2010	December 31, 2009
Accumulated other comprehensive income (loss):
Investments(a),(b)		$157.8	$43.8
Financial derivatives(c)	Note 6	(228.3)	(263.9)

Accumulated other comprehensive loss, end of period		$(70.5)	$(220.1)

  (a)
  Includes cumulative translation adjustments of $(0.8) million (December 31, 2009 — $1.7 million).
  (b)
  Net of tax of $5.4 million (December 31, 2009 — $4.0 million).
  (c)
  Net of tax of $11.2 million (December 31, 2009 — $9.6 million).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

6.     FINANCIAL INSTRUMENTS

  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company has gold and silver derivative instruments acquired with the Bema acquisition, primarily related to Kupol financing requirements. All of the Company's hedges are cash flow hedges. The Company applies hedge accounting whenever designated hedging relationships exist and have been documented.

  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

	September 30, 2010		December 31, 2009
	Asset/ (Liability) Fair Value(a)	AOCI(f)	Asset/ (Liability) Fair Value(a)	AOCI(f)
Interest rate contracts
Interest rate swap(b)	$(5.9)	$(0.4)	$(8.3)	$(6.7)

	(5.9)	(0.4)	(8.3)	(6.7)

Currency contracts
Foreign currency forward contracts(c)	53.2	38.6	38.1	27.2

	53.2	38.6	38.1	27.2

Commodity contracts
Gold and silver forward contracts(d)	(310.3)	(267.2)	(332.8)	(285.3)
Gold contract related to Julietta sale	6.4	—	4.3	—
Energy forward contract(e)	0.9	0.7	1.3	0.9
Other contracts
Total return swap	0.7	—	(0.2)	—

	(302.3)	(266.5)	(327.4)	(284.4)

Total all contracts	$(255.0)	$(228.3)	$(297.6)	$(263.9)

  (a)
  Consists of unrealized fair value of derivative assets — current — $99.8 million (December 31, 2009 — $44.3 million), unrealized fair value of derivative assets — long-term — $18.5 million (December 31, 2009 — $1.9 million), unrealized fair value of derivative liabilities — current — $257.3 million (December 31, 2009 — $131.0 million), and unrealized fair value of derivative liabilities — long-term — $116.0 million (December 31, 2009 — $212.8 million).
  (b)
  No amount recorded in AOCI is expected to be reclassified to net earnings within the next 12 months.
  (c)
  An amount of $(32.8) million recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling certain contracts.
  (d)
  An amount of $158.6 million recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling certain contracts.
  (e)
  An amount of $(0.6) million recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling certain contracts.
  (f)
  AOCI refers to accumulated other comprehensive income (loss).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES

				As at September 30, 2010				As at December 31, 2009
			Interest Rates	Nominal amount	Deferred Financing Costs	Carrying Amount(a)	Fair Value	Carrying Amount(a)	Fair Value
Corporate revolving credit facility	(i	)	Variable	$—	$—	$—	$—	$—	$—
Debt component, senior convertible notes			1.75%	415.1	—	415.1	444.1	402.6	403.1
Kupol project financing	(iii	)	Variable	13.7	—	13.7	13.7	158.4	157.9
Corporate term loan facility	(i	)	Variable	68.2	(2.7)	65.5	65.8	92.0	92.6
Paracatu capital leases	(ii	)	5.62%	24.7	—	24.7	25.7	31.8	32.2
Maricunga capital leases	(ii	)	6.04%	—	—	—	—	0.2	0.2
Kettle River-Buckhorn capital leases	(ii	)	7.70%	0.1	—	0.1	0.1	0.1	0.1
Crixás bank loan and other			Variable	5.1	—	5.1	5.1	7.1	7.1

				526.9	(2.7)	524.2	554.5	692.2	693.2
Less: current portion				(62.6)	—	(62.6)	(62.6)	(177.0)	(177.0)

Long-term debt				$464.3	$(2.7)	$461.6	$491.9	$515.2	$516.2

  (a)
  Includes transaction costs on debt financing.

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Interest incurred	$(10.8)	$(15.8)	$(34.1)	$(52.1)
Less amounts capitalized	3.4	2.4	9.3	6.0

Interest expense	$(7.4)	$(13.4)	$(24.8)	$(46.1)

  i.
  Corporate revolving credit and term loan facilities

    In November 2009, the Company entered into an amended revolving credit facility which provides credit of $450.0 million on an unsecured basis and expires in November 2012. The term loan (corporate term loan facility) for the Paracatu property forms part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid.

    On June 17, 2010, the Company entered into a further amendment to increase availability under the facility to $600.0 million. On September 17, 2010, the revolving credit facility was further amended to add Mauritania, Ghana, and Cote d'Ivoire as permitted jurisdictions as a result of the Red Back acquisition. All other terms and conditions under the existing revolving credit facility remain unchanged.

    As at September 30, 2010, the Company had drawn $96.6 million ($124.4 million — December 31, 2009) on the amended revolving credit facility, including drawings for the Paracatu term loan and $28.4 million ($28.9 million — December 31, 2009) for letters of credit.

    The amended revolving credit facility agreement contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter, an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at September 30, 2010.

    Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to EBITDA as defined in the agreement.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES (Continued)

    The Company's current ratio of net debt to EBITDA, as defined in the agreement, is less than 1.50:1. At this ratio, interest charges are as follows:

Type of credit	credit facility
Dollar based LIBOR loan	LIBOR plus 2.50%
Letters of credit	2.50%
Standby fee applicable to unused availability	0.75%

    Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with Export Development Canada for $125 million. Letters of credit guaranteed by this new facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. Fees related to letters of credit under this facility are 1.00% to 1.25%.

    On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125 million to $136 million. As at September 30, 2010, the amount outstanding under this facility was $135.1 million. All other terms and conditions under this agreement remain the same.

  ii.
  Capital leases

    At September 30, 2010, the Company had equipment under capital lease totaling $24.8 million (December 31, 2009 — $32.1 million). Repayments on the capital leases end in 2013.

  iii.
  Kupol project financing

    The Kupol project financing consists of a project loan (the "Project Loan") with a syndicate of banks and previously consisted of a subordinated loan with the International Finance Corporation ("IFC"). The Project Loan and IFC loan were undertaken by the Company's 75% owned subsidiary, Chukotka Mining and Geological Company ("CMGC").

    The Project Loan consists of two tranches totaling $400.0 million. Tranche A, for $150.0 million, matures June 30, 2013, and is from a group of multilateral and industry finance institutions, of which the mandated lead arrangers are Caterpillar Financial SARL, Export Development Canada, IFC, Bank of Tokyo and ING. As at September 30, 2010, $6.6 million (December 31, 2009 — $69.5 million) was outstanding on Tranche A. Tranche B is for $250.0 million, matures June 30, 2012, and was fully underwritten by the mandated lead arrangers, namely HypoVereinsbank ("HVB") and Société Générale Corporate & Investment Banking ("SG CIB") and as at September 30, 2010, $7.1 million (December 31, 2009 — $88.9 million) was outstanding. Both tranches of the Project Loan were drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

    Tranche A of the Project Loan has a seven-and-one half year term from drawdown, and Tranche B has a six-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol mine and was guaranteed by a subsidiary until economic completion was achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type including that EastWest Gold Corporation ("EastWest Gold", formerly known as Bema Gold), a subsidiary of Kinross, must maintain minimum liquidity to meet future capital expenditure requirements at Kupol. This liquidity requirement declines as capital expenditures are made. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

    Under the terms of the Project Loan there were two significant milestones that the project had to meet in order for the loan to become a non-recourse loan; Mechanical Completion, and Economic Completion. Mechanical Completion was achieved on September 30, 2008, and Economic Completion was achieved on September 23, 2009.

    Having achieved Economic Completion, the Company was released from a guarantee that EastWest Gold had given the project lenders and the Company received back a $25 million letter of credit. The Company received consent from the lenders to allow it to complete a special cash distribution when Economic Completion was achieved. As part of the distribution, the Company was required to prepay a portion of the principal outstanding on the loan (approximately $89 million), and as a result, also paid a dividend (total dividend payment $102.6 million, Kinross' share $76.8 million).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES (Continued)

    The Project Loan contains various covenants, including certain ratios of estimated future cash flows to total debt that are to be greater than 135% over the term of the loans and greater than 150% over the term of the project; debt coverage ratios of at least 115%; and the minimum Proven and Probable Reserves of at least 30% of the Proven and Probable Reserves as of the effective date of the Project Loan.

    The Company and its subsidiary are in compliance with these covenants at September 30, 2010.

    As at September 30, 2010, cash of $7.2 million (December 31, 2009 — $22.2 million) has been restricted for payments related to the Project Loan.

8.     RECLAMATION AND REMEDIATION OBLIGATIONS

  The Company conducts its operations so as to protect public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligation. The following table details the items that affect the reclamation and remediation obligations:

September 30, 2010
Balance at January 1,	$269.8
Additions resulting from acquisition of Red Back	11.9
Additions resulting from acquisition of Dvoinoye	5.0
Reclamation spending	(8.0)
Accretion and reclamation expenses	15.6
Asset retirement cost	(0.6)

Balance at September 30	293.7
Less: current portion	(12.8)

Long-term reclamation and remediation obligations	$280.9

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

  The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions are as follows:

	Nine months ended September 30, 2010
	Number of shares	Amount
	('000's)
Common shares
Balance at January 1,	696,027	$6,387.0
Issued (cancelled):
On acquisition of Underworld	6,501	117.7
On acquisition of Red Back	416,358	6,549.3
On acquisition of Dvoinoye	10,558	173.9
Under employee share purchase plan	231	4.4
Under stock option and restricted share plan	1,036	18.6
Underworld options	99	1.7
Conversions:
Bema warrants	222	2.4

Balance at period end	1,131,032	$13,255.0

Common share purchase warrants(a)
Balance at January 1,	24,725	$61.1
Issuance of warrants on acquisition of Red Back	25,759	117.7
Conversion of warrants	(222)	(1.0)

Balance at period end	50,262	$177.8

Total common share capital and common share purchase warrants		$13,432.8

  (a)
  See below for discussion of common share purchase warrants.

  On February 17, 2010, the Board of Directors declared a dividend of $0.05 per common share which was paid to common shareholders on March 24, 2010. On August 4, 2010, the Board of Directors declared a dividend of $0.05 per share which was paid to common shareholders on September 30, 2010.

  Common share purchase warrants

  A summary of the status of the common share purchase warrants and changes during the nine months ended September 30, 2010 are as follows:

Canadian $ denominated common share purchase warrants

	('000's)(a)	Weighted average exercise price (CAD$)
Balance, January 1, 2010	24,392	$30.17
Issued	—	$—
Exercised	—	$—

Outstanding at September 30, 2010	24,392	$30.17

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS (Continued)

US $ denominated common share purchase warrants

	('000's)(a)	Weighted average exercise price ($)
Balance, January 1, 2010	333	$8.46
Issued(b)	25,759	$21.30
Exercised	(222)	$6.30

Outstanding at September 30, 2010	25,870	$21.26

  (a)
  Represents share equivalents of warrants.
  (b)
  Issued pursuant to the Red Back acquisition. See Note 3 (vii).

  Capital Management

  Our objectives when managing capital are to:

  •
  Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;

  •
  Ensure the Company has the capital and capacity to support our long-term growth strategy;

  •
  Provide investors with a superior rate of return on their invested capital;

  •
  Ensure compliance with all bank covenant ratios; and

  •
  Minimize counterparty credit risk.

  Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on the Company's long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

	September 30, 2010	December 31, 2009
Long-term debt	$461.6	$515.2
Current portion of long-term debt	$62.6	$177.0
Total debt	$524.2	$692.2
Common shareholders' equity	$13,266.8	$5,559.5
Gross debt / equity ratio	4.0%	12.5%
Company target	0 - 30%	0 - 30%

	September 30, 2010	December 31, 2009
Rolling 12 month EBITDA(a)	$1,261.2	$1,104.2
Rolling 12 month Interest expense(b)	$9.7	$27.7
Interest coverage ratio	130.02:1	39.86:1
Company target ratio	> 4.25:1	> 4.25:1

  (a)
  EBITDA is a defined term under the Company's amended revolving credit facility agreement.
  (b)
  Interest expense includes interest expense reported in the financial statements in addition to capitalized interest.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

10.  STOCK-BASED COMPENSATION

  Stock options

  Stock options granted related to employee compensation were nil and 1,364,000 options during the three and nine months ended September 30, 2010, respectively. The Black-Scholes weighted average assumptions relating to expected dividend yield, expected volatility, risk-free interest rate, and expected option life in years were 0.52%, 49.9%, 1.7%, and 3.5 years for the nine months ended September 30, 2010, respectively. The weighted average fair value per stock option granted for the nine months ended September 30, 2010 was CDN$7.03.

  There were 420,000 stock options issued on the acquisition of Underworld. The Black-Scholes weighted average assumptions relating to expected dividend yield, expected volatility, and risk-free interest rate were: 0.55%, 35.28%, and 1.12%, respectively. The weighted average fair value per stock option granted was CDN$12.51.

  There were 8,726,000 stock options issued on the acquisition of Red Back. The Black-Scholes weighted average assumptions relating to expected dividend yield, expected volatility, and risk-free interest rate were 0.64%, 37.10%, and 1.20%, respectively. The weighted average fair value per stock option granted was CDN$8.22.

  A summary of the status of the stock option plan and changes during the nine months ended September 30, 2010 is as follows:

Canadian $ denominated options	2010
	(000's)	Weighted average exercise price (CDN$)
Balance, January 1	7,192	$18.80
Options issued on acquisition of Red Back	8,726	8.55
Options issued on acquisition of Underworld	420	5.69
Granted	1,364	19.19
Exercised	(377)	11.10
Forfeited	(112)	21.30

Outstanding at September 30	17,213	$13.47

  Restricted share units

  A summary of the status of the restricted share unit plan and changes during the nine months ended September 30, 2010 is as follows:

Restricted share units	2010
	(000's)	Weighted average price (CDN$)
Balance, January 1	1,856	$21.38
Granted	1,128	18.26
Reinvested	12	20.20
Redeemed	(757)	20.61
Forfeited	(114)	20.92

Outstanding at September 30	2,125	$20.01

  Restricted performance share units

  In 2009, the Company implemented a restricted performance share unit ("RPSU") plan. The RPSUs are subject to certain vesting requirements and vest after 35 months. The vesting requirements are based on certain criteria established by the Company. The award may then be increased by 200% based on additional criteria. In the nine months ended September 30, 2010, 214,100 RPSUs were granted. At September 30, 2010, 248,000 RPSUs were outstanding.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

11.  EARNINGS PER SHARE

  Earnings per share ("EPS") has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options and common share purchase warrants are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for purposes of computing basic and diluted earnings per common share for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(Number of common shares in thousands)	2010	2009	2010	2009
Basic weighted average shares outstanding:	766,646	694,999	720,882	690,041
Weighted average shares dilution adjustments:
Dilutive stock options(a)	1,661	—	1,279	1,755
Restricted shares	2,186	—	2,122	1,920
Performance shares	250	—	214	39
Common share purchase warrants(a)	24	—	93	965
Convertible debentures	16,152	—	16,152	—

Diluted weighted average shares outstanding	786,919	694,999	740,742	694,720

Weighted average shares dilution adjustments — exclusions:(b)
Stock options	6,150	5,382	5,697	3,617
Common share purchase warrants	50,152	24,585	50,152	24,393
Restricted shares	—	2,055	—	—
Convertible notes	—	16,152	—	16,152

  (a)
  Dilutive stock options and warrants were determined using the Company's average share price for the period. For the three and nine months ended September 30, 2010, the average share price used was $16.52 and $17.49, respectively (2009: nil and $18.16 per share, respectively).
  (b)
  These adjustments were excluded, as they were anti-dilutive for the three and nine months ended September 30, 2010 and 2009.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

12.  SEGMENTED INFORMATION

  The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, Brazil, the Russian Federation, Chile, Mauritania, and Ghana. The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer and that pass certain quantitative measures. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments. Properties that are in development or have not reached commercial production levels are reported as non-operating segments. Properties that are under care and maintenance, are shut down and are in reclamation and non-mining and other operations are reported in Corporate and other.

  The following tables set forth information by segment:

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration and business development	Other(c)	Segment operating earnings (loss)	Capital expenditures	Segment assets — As at September 30, 2010
Three months ended September 30, 2010
Operating segments
Fort Knox	$139.2	$56.5	$0.4	$15.3	$1.8	$—	$65.2	$24.5	$471.5
Round Mountain	61.8	32.3	0.4	5.6	0.5	—	23.0	7.3	270.5
Kettle River-Buckhorn	58.3	17.3	0.4	22.7	2.6	(0.7)	16.0	1.5	271.9
Kupol	172.3	57.0	0.4	35.2	3.8	0.3	75.6	12.9	1,375.8
Paracatu	165.8	68.0	0.6	18.4	—	1.2	77.6	42.2	1,467.6
Crixás	25.4	10.0	0.1	5.0	0.4	0.2	9.7	5.9	139.9
La Coipa	59.3	34.1	2.2	7.9	1.9	—	13.2	4.9	456.8
Maricunga	38.3	27.1	0.2	3.4	0.4	0.2	7.0	17.7	572.9
Tasiast	6.2	5.2	—	0.5	1.5	—	(1.0)	3.4	1,264.6
Chirano	8.8	6.3	—	1.7	0.5	—	0.3	0.1	679.0
Non-operating segments
Fruta del Norte	—	—	—	0.1	1.7	7.2	(9.0)	0.3	1,038.3
Cerro Casale(d)	—	—	—	—	—	—	—	—	—
Corporate and other(e)	0.1	—	0.5	1.0	19.8	43.3	(64.5)	14.6	8,138.4

Total	$735.5	$313.8	$5.2	$116.8	$34.9	$51.7	$213.1	$135.3	$16,147.2

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

12.  SEGMENTED INFORMATION (Continued)

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment operating earnings (loss)	Capital expenditures	Segment assets — As at December 31, 2009
Three months ended September 30, 2009
Operating segments
Fort Knox	$59.0	$36.0	$0.4	$6.0	$1.1	$0.1	$15.4	$31.2	$434.2
Round Mountain	56.7	31.2	0.4	6.4	—	0.1	18.6	8.2	248.1
Kettle River-Buckhorn	56.0	18.1	0.3	19.5	1.6	(1.0)	17.5	8.3	332.8
Kupol	205.6	60.0	0.4	48.2	2.0	0.5	94.5	12.3	1,411.8
Paracatu	81.4	64.7	0.3	10.5	—	5.1	0.8	49.7	1,358.9
Crixás	21.2	9.7	—	2.6	1.6	0.1	7.2	7.5	134.8
La Coipa	48.4	22.7	2.2	11.6	2.8	3.4	5.7	4.6	436.8
Maricunga	54.0	29.2	0.1	4.0	—	0.9	19.8	8.0	537.5
Tasiast	—	—	—	—	—	—	—	—	—
Chirano	—	—	—	—	—	—	—	—	—
Non-operating segments
Fruta del Norte	—	—	—	0.1	2.1	5.1	(7.3)	0.9	1,033.4
Cerro Casale(d)	—	—	—	—	—	—	—	7.0	914.6
Corporate and other(e)	—	—	0.6	0.8	11.0	35.2	(47.6)	2.8	1,170.3

Total	$582.3	$271.6	$4.7	$109.7	$22.2	$49.5	$124.6	$140.5	$8,013.2

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.
  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
  (c)
  Other includes other Operating costs and General and administrative expenses.
  (d)
  As of March 31, 2010, Cerro Casale is accounted for as an equity investment.
  (e)
  Includes corporate, shutdown operations and other non-core operations. As at September 30, 2010, Corporate and Other includes unallocated goodwill relating to the acquisition of Red Back of $5,161.1 million.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

12.  SEGMENTED INFORMATION (Continued)

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration and business development	Other(c)	Segment operating earnings (loss)	Capital expenditures	Segment assets — As at September 30, 2010
Nine months ended September 30, 2010
Operating segments
Fort Knox	$315.0	$145.1	$1.3	$39.3	$2.8	$—	$126.5	$63.0	$471.5
Round Mountain	167.2	86.5	1.1	14.2	0.7	(0.3)	65.0	23.4	270.5
Kettle River-Buckhorn	173.7	46.6	1.1	67.7	5.6	(1.8)	54.5	6.3	271.9
Kupol	590.5	184.9	1.2	121.9	9.1	0.5	272.9	24.2	1,375.8
Paracatu	443.5	198.0	1.8	51.0	—	0.4	192.3	98.6	1,467.6
Crixás	68.5	27.7	0.2	12.3	0.8	0.2	27.3	16.7	139.9
La Coipa	171.1	95.9	6.8	34.4	3.9	0.1	30.0	17.0	456.8
Maricunga	145.1	84.9	0.5	11.5	0.5	1.1	46.6	42.7	572.9
Tasiast	6.2	5.2	—	0.5	1.5	—	(1.0)	3.4	1,264.6
Chirano	8.8	6.3	—	1.7	0.5	—	0.3	0.1	679.0
Non-operating segments
Fruta del Norte	—	—	—	0.4	8.0	18.9	(27.3)	0.7	1,038.3
Cerro Casale(d)	—	—	—	—	—	—	—	4.0	—
Corporate and other(e)	0.1	—	1.6	3.4	47.1	108.1	(160.1)	27.1	8,138.4

Total	$2,089.7	$881.1	$15.6	$358.3	$80.5	$127.2	$627.0	$327.2	$16,147.2

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment operating earnings (loss)	Capital expenditures	Segment assets — As at December 31, 2009
Nine months ended September 30, 2009
Operating segments
Fort Knox	$163.1	$103.5	$1.2	$18.3	$2.7	$0.2	$37.2	$96.4	$434.2
Round Mountain	152.3	85.8	1.2	16.0	0.3	0.1	48.9	25.8	248.1
Kettle River-Buckhorn	113.8	37.1	0.9	41.6	2.1	(1.0)	33.1	24.2	332.8
Kupol	681.2	187.3	1.1	163.2	3.9	0.7	325.0	28.8	1,411.8
Paracatu	231.7	177.3	0.8	33.0	—	10.6	10.0	84.8	1,358.9
Crixás	49.8	23.0	0.1	6.8	3.7	0.5	15.7	20.4	134.8
La Coipa	162.3	71.1	6.4	43.2	4.6	3.6	33.4	12.2	436.8
Maricunga	158.9	91.0	0.4	13.1	0.2	1.1	53.1	28.9	537.5
Tasiast	—	—	—	—	—	—	—	—	—
Chirano	—	—	—	—	—	—	—	—	—
Non-operating segments
Fruta del Norte	—	—	—	0.2	3.3	11.1	(14.6)	1.5	1,033.4
Cerro Casale(d)	—	—	—	—	—	0.4	(0.4)	15.6	914.6
Corporate and other(e)	—	—	1.8	2.5	28.1	89.3	(121.7)	5.1	1,170.3

Total	$1,713.1	$776.1	$13.9	$337.9	$48.9	$116.6	$419.7	$343.7	$8,013.2

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.
  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
  (c)
  Other includes other Operating costs and General and administrative expenses.
  (d)
  As of March 31, 2010, Cerro Casale is accounted for as an equity investment.
  (e)
  Includes corporate, shutdown operations and other non-core operations. As at September 30, 2010, Corporate and Other includes unallocated goodwill relating to the acquisition of Red Back of $5,161.1 million.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30, 2010
(unaudited and expressed in millions of United States dollars)

13.  CONTINGENCIES

  General

  Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Cerro Casale Contingency

  The Company was obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project. See Note 3(i) for more details on the disposition.

  Other legal matters

  The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

        The September 30, 2010 and 2009 unaudited interim consolidated financial statements of Kinross Gold Corporation ("Kinross", or the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"), which in some respects differ from United States generally accepted accounting principles ("US GAAP"). The effects of these differences on the Company's unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010 and 2009 are provided in the following CDN GAAP to US GAAP reconciliation which should be read in conjunction with Kinross' consolidated financial statements prepared in accordance with CDN GAAP.

Reconciliation of Net Earnings (Loss) and Comprehensive Income (Loss)

	For the three months ended September 30		For the nine months ended September 30
(unaudited — expressed in millions of United States dollars, except share and per share amounts)	2010	2009	2010	2009
Net Earnings (Loss) under CDN GAAP	$346.9	$(21.5)	$561.3	$74.3
US GAAP Adjustments:
Non-controlling interest — Note 1(e)	22.5	21.8	77.0	76.7
Inventory adjustment — Note 1(f)	1.0	—	1.3	—
Amortization of derivative gains in property, plant and equipment — Note 1(d)	0.2	0.1	0.7	0.2
Fair value of warrants — Note 1(c)	(0.3)	(11.9)	22.9	2.3
Capitalized stripping costs — Note 1(b)	(0.8)	(4.4)	(12.9)	(19.1)
Capitalized development costs — Note 1(h)	(8.3)	—	(20.0)	—
Red Back purchase adjustments — Note 1(i)	167.8	—	167.8	—
Tax impact of the above adjustments	1.3	1.0	3.1	4.6

Net Earnings (Loss) under US GAAP	$530.3	$(14.9)	$801.2	$139.0
Attributable to non-controlling interest	(22.5)	(21.8)	(77.0)	(76.7)

Attributable to common shareholders	$507.8	$(36.7)	$724.2	$62.3

Other Comprehensive Income (Loss) under CDN GAAP	79.6	(23.4)	149.6	(4.0)
US GAAP Adjustments:
Change in funded status of the minimum pension liability — Note 1(g)	—	—	(0.2)	—
Derivative instruments — Note 1(d)	(0.6)	(0.1)	(1.0)	(2.4)

Other Comprehensive Income (Loss) under US GAAP	79.0	(23.5)	148.4	(6.4)
Total Comprehensive Income (Loss) under US GAAP	609.3	(38.4)	949.6	132.6
Attributable to non-controlling interest	(22.5)	(21.8)	(77.0)	(76.7)

Attributable to common shareholders	$586.8	$(60.2)	$872.6	$55.9

Earnings (Loss) per Share under US GAAP attributable to common shareholders
Basic Earnings (Loss) per Share[1]	$0.66	$(0.05)	$1.00	$0.09
Diluted Earnings (Loss) per Share[1]	$0.65	$(0.05)	$1.00	$0.09

1
The weighted average number of common shares outstanding is the same under US and Canadian GAAP.

1

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

  US GAAP Condensed Balance Sheets

	As at September 30, 2010			As at December 31, 2009
(expressed in millions of United States dollars)	CDN GAAP	US GAAP Adjustments	US GAAP	CDN GAAP	US GAAP Adjustments	US GAAP
	(unaudited)	(unaudited)	(unaudited)
Current assets — Notes 1(b),(f)	$2,473.2	$(12.9)	$2,460.3	$1,390.9	$(14.2)	$1,376.7
Property, plant and equipment — Notes 1(b),(d),(h),(i)	6,783.6	(40.5)	6,743.1	4,989.9	(73.9)	4,916.0
Other non-current assets — Notes 1(a),(b),(f),(g),(i),(m)	6,890.4	1,403.5	8,293.9	1,632.4	39.4	1,671.8

	$16,147.2	$1,350.1	$17,497.3	$8,013.2	$(48.7)	$7,964.5

Current liabilities — Note 1(c),(g)	$796.5	$61.0	$857.5	$638.0	$83.9	$721.9
Non-current liabilities — Notes 1(a),(d),(f),(g),(h),(i)	1,899.0	38.7	1,937.7	1,682.8	26.4	1,709.2
Non-controlling interest — Note 1(e)	184.9	(184.9)	—	132.9	(132.9)	—
Equity
Non-controlling interest — Note 1(e),(i)	—	238.6	238.6	—	132.9	132.9
Common shareholders' equity — Notes 1(a) — 1(o)	13,266.8	1,196.7	14,463.5	5,559.5	(159.0)	5,400.5

	$16,147.2	$1,350.1	$17,497.3	$8,013.2	$(48.7)	$7,964.5

  Reconciliation of Shareholders' Equity

	As at
(expressed in millions of United States dollars)	September 30, 2010	December 31, 2009
	(unaudited)
Common Shareholders' Equity under CDN GAAP	$13,266.8	$5,559.5
US GAAP Adjustments:
Inventory adjustment — Note 1(f)	(8.9)	(9.6)
Fair value of warrants — Note 1(c)	(60.7)	(83.6)
Capitalized stripping costs — Note 1(b)	(103.5)	(91.1)
Non-controlling interest — Note 1(e)	184.9	132.9
Restatement to equity account for Echo Bay & Goodwill Impairment — Note 1(m)	0.6	0.6
Capitalized development costs — Note 1(h)	(16.6)	—
Derivative instruments — Note 1(d)	28.4	28.9
Red Back purchase adjustments — Note 1(i)	1,415.5	—
Other	(4.4)	(4.2)

Equity under US GAAP	$14,702.1	$5,533.4

2

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

  Statements of Cash Flows

          The consolidated statements of cash flows prepared in accordance with CDN GAAP present substantially the same information that is required under US GAAP. However, as the accounting treatment for post production stripping costs is different between the two standards, it results in a difference in classification on the cash flow statements. Under CDN GAAP, post production stripping costs of $9.6 and $38.8 million for the three and nine months ended September 30, 2010 (three and nine months ended September 30, 2009 — $10.3 and $36.2 million) were capitalized and treated as an investing activity, but under US GAAP capitalized stripping costs are expensed and shown as an operating activity in the statement of cash flows.

  Notes to the US GAAP Reconciliation

  Note 1 — Adjustments to CDN GAAP

  Current period adjustments

(a)
On January 1, 2009, the Company adopted ASC Subtopic 470-20 (formerly FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)), which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. ASC Subtopic 470-20 requires retrospective application to the terms of instruments as they existed for all periods presented. The adoption of ASC Subtopic 470-20 affects the accounting for the convertible debentures issued in the aggregate principal amount of $460.0 million on January 29, 2008.

  The adoption of ASC Subtopic 470-20 harmonizes the previously existing CDN GAAP and US GAAP difference with the exception of transaction costs, discussed below.

  Under CDN GAAP, Kinross' accounting policy is to record transaction costs against the carrying value of the debt. However, under US GAAP, transaction costs are recorded as a deferred charge on the balance sheet. As at September 30, 2010, the net deferred charge recorded was $5.6 million (December 31, 2009 — $7.3 million). The amortization of the transaction costs is reflected in earnings under CDN and US GAAP.

  As at September 30, 2010, the amount recorded in equity related to the convertible debentures was $76.6 million (December 31, 2009 — $76.6 million). The discount on the liability will be amortized over approximately two years to March 2013. The unamortized discount as at September 30, 2010 was $40.5 million (December 31, 2009 — $51.7 million). For the three and nine months ended September 30, 2010, interest of $6.4 million and $19.1 million was recorded (three and nine months ended September 30, 2009 — $6.4 million and $18.4 million) of which $4.4 million and $13.1 million (three and nine months ended September 30, 2009 — $4.4 million and $12.4 million), respectively, relates to the amortization of the discount on the liability. The effective interest rate on the liability is 5.7%.

(b)
On January 1, 2006, the Company adopted ASC Subtopic 930-330 (formerly Emerging Issues Task Force Issue No. 04-6, Accounting for Stripping Costs Incurred During Production in the Mining Industry), which differs from the Canadian Emerging Issues Committee ("EIC") No. 160, "Stripping Costs Incurred in the Production Phase of a Mining Operation" ("EIC-160"). Under ASC Subtopic 930-330, production stripping costs are deemed to be variable production costs and are therefore included in the cost of inventory produced during the period in which the costs are incurred. Under EIC-160, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. For the three and nine months ended September 30, 2010, the net effect of expensing the stripping costs for US GAAP would result in a net decrease in earnings of $0.7 million and

3

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

  $12.4 million, net of taxes of $0.3 million and $0.5 million, respectively, (three and nine months ended September 30, 2009 — $3.3 million and $14.4 million, net of taxes of $1.1 million and $4.7 million, respectively).

  During 2009, the Company recorded an out-of-period adjustment of $8.0 million to recognize the tax impact of the US GAAP adjustment expensing stripping costs for the years up to and including 2007. Prior to 2008, the tax impact of the US GAAP adjustment expensing stripping costs was not recorded. This adjustment resulted in additional net income of $8.0 million in 2007, with a positive impact on earnings per share of $0.01 per share in 2007. Management has determined that the impact of the adjustment was not material to the 2007 consolidated financial statements or to any of the prior periods' consolidated financial statements as reported.

(c)
On January 1, 2009, the Company adopted ASC Subtopic 815-40 (formerly EITF No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock). ASC Subtopic 815-40 defines when adjustment features within contracts are considered to be equity-indexed in order to determine whether an instrument meets the definition of a derivative under ASC Topic 815 (formerly SFAS 133). The adoption of ASC Subtopic 815-40 affects the accounting for the CAD$ denominated common share purchase warrants, which are considered derivative instruments and are required to be measured at fair value. There is no similar requirement under Canadian GAAP. The cumulative effect of the change in accounting principle for US GAAP was recognized as an adjustment to the opening balance of retained earnings as at January 1, 2009 of $39.4 million with a corresponding increase in Share Purchase Warrant-Liability and a reclassification of $68.9 million from Share Purchase Warrants to Share Purchase Warrant-Liability. For the three and nine months ended September 30, 2010, there is a decrease in Other income (expense) of $0.3 million and an increase of $22.9 million, net of taxes of $nil and $nil, respectively, (three and nine months ended September 30, 2009 — decrease in Other income (expense) of $11.9 million and an increase of $2.3 million, net of taxes of $nil and $nil respectively) resulting in a Share Purchase Warrant-Liability at September 30, 2010 of $60.7 million (December 31, 2009 — $83.6 million).

(d)
Effective January 1, 2007, the Company adopted CICA HB Section 3865, "Hedges" which effectively harmonized the differences between CDN GAAP and US GAAP on derivative instruments, with a few differences remaining. Under CDN GAAP, hedge gains may be netted against property, plant and equipment, if that was the hedged risk, whereas under US GAAP hedge gains are recorded in OCI. The application of ASC Topic 815 would have resulted in an increase as at September 30, 2010 to AOCI of $27.7 million (December 31, 2009 — $28.6 million), an increase of $14.9 million in the deferred income tax liability (December 31, 2009 — $15.0 million) and a corresponding $43.3 million increase in plant, property and equipment (December 31, 2009 — $43.9 million). The impact on OCI was $0.6 million and $1.0 million for the three and nine months ended September 30, 2010 (three and nine months ended September 30, 2009 — $0.1 and $2.4 million). The impact on the amortization of property, plant and equipment for the three and nine months ended September 30, 2010 was $0.2 million and $0.7 million, net of taxes of $nil million and $0.2 million (three and nine months ended September 30, 2009 — $0.1 million and $0.2 million).

(e)
On January 1, 2009, the Company adopted ASC Subtopic 810-10 (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51). ASC Subtopic 810-10 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity's equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The presentation and disclosure requirements of ASC Subtopic 810-10 were applied retrospectively. The adoption of ASC Subtopic 810-10 had no impact on the consolidated financial statements other than the change in presentation of previously reported line items of non-controlling interests.

4

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

(f)
On January 1, 2008, the Company adopted CICA HB Section 3031, "Inventories" which requires the reversal of previous inventory write downs to net realizable value when there is a subsequent increase in the value of inventories. Under US GAAP, subsequent reversals of inventory write downs are not permitted. As such, under US GAAP, on January 1, 2008, inventory would decrease by $14.4 million and accumulated deficit would increase by $11.0 million, net of taxes of $3.4 million. For the three and nine months ended September 30, 2010, $1.0 million and $1.3 million of this inventory was sold (three and nine months ended September 30, 2009 — none of this inventory was sold).

(g)
In 2006 the Company adopted ASC Subtopic 715-20 (formerly SFAS 158, Employers' Accounting for Defined Benefit Pension And Other Post-Retirement Plans), which requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan as an asset or liability on its balance sheet and to recognize changes in that funded status, through OCI, in the year that the changes occur. As at September 30, 2010, an adjustment was made to increase OCI by $0.2 million (September 30, 2009 — $nil), with a corresponding change in taxes.

(h)
Under Kinross' accounting policy, development costs are capitalized when Proven and Probable Reserves are established. For Canadian GAAP reporting purposes, Proven and Probable Reserves are defined by National Instrument 43-101 ("NI 43-101") "Standards of Disclosure for Mineral Projects". The application of the Company's accounting policy for the purpose of US GAAP reporting results in development costs being capitalized when Proven and Probable Reserves are established as defined by Industry Guide 7 ("IG 7") published by the U.S. Securities and Exchange Commission. Lobo-Marte declared Proven and Probable Reserves on December 31, 2009 in accordance with NI 43-101, but has yet to declare Proven and Probable Reserves in accordance with IG 7. Therefore under US GAAP, costs incurred prior to the establishment of such Proven and Probable Reserves as defined by IG 7 are required to be expensed. This results in a different treatment of development costs between Canadian and US GAAP prior to the establishment of Proven and Probable Reserves under IG 7.

  For the three and nine months ended September 30, 2010, the net effect of expensing the development costs for US GAAP would result in a net decrease in earnings of $6.9 million and $16.6 million, net of taxes of $1.4 million and $3.4 million, respectively.

(i)
On September 17, 2010, the Company completed the acquisition of all of the issued and outstanding shares of Red Back Mining Inc. ("Red Back") that it did not previously own. This acquisition was completed in order to increase the Company's metal reserves and production. Please refer to the Note 3(vii) of the consolidated financial statements for the three and nine months ended September 30, 2010 for details of the acquisition of Red Back. The consolidated statement of operations of the Company for the three and nine months ended September 30, 2010 includes $15.0 million of revenue and $0.7 million of operating loss for Red Back since its acquisition.

Adjustments to CDN GAAP

1)
As consideration for the acquisition, the Company issued 416.4 million common shares and 25.8 million US$ warrants to the shareholders of Red Back, as well as 8.7 million fully vested replacement options to the option holders of Red Back.

  Under CDN GAAP, the equity consideration was measured at fair value at the date the acquisition was announced, August 2, 2010. The fair value of the common shares, warrants, and replacement options issued was $6,549.3 million, $117.7 million, and $69.8 million, respectively, resulting in a total fair value of $6,736.8 million, which was based on an average share price of the Company's common shares of $15.73 per share for a period before and after August 2, 2010.

  Under US GAAP, the equity consideration was measured at fair value on the acquisition date, September 17, 2010. The fair value of the common shares, warrants, and replacement options issued was $7,678.3 million, $161.3 million, and $91.2 million, respectively, resulting in a total fair value of $7,930.8 million, which was based on a share price

5

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

  of $18.44 per share, being the closing market price of the Company's common shares on September 17, 2010. The difference in the measurement of the total equity consideration under US GAAP resulted in an increase in the purchase price of $1,194.0 million with a corresponding increase in goodwill.

2)
Under CDN GAAP, the Company's initial investment in Red Back was included in the total purchase price of the acquisition at its original cost of $580.3 million. Under US GAAP, the Company's initial investment in Red Back was included in the total purchase price of the acquisition at its fair value on the acquisition date, September 17, 2010. The fair value of the Company's initial investment in Red Back on the acquisition date was $789.6 million, representing 24.0 million shares at $32.90 per share, being the closing market price of Red Back's shares on September 17, 2010. The difference in the measurement of Kinross' initial investment in Red Back under US GAAP resulted in an increase in the purchase price of $209.3 million with a corresponding increase in goodwill.

  Prior to the acquisition, the Company accounted for its investment in Red Back shares as an available-for-sale investment under both CDN GAAP and US GAAP. For CDN GAAP, unrealized gains recorded in OCI were reversed against the carrying value of the investment. Under US GAAP, unrealized gains recorded in OCI of $209.3 million were reversed through net earnings, corresponding with the fair value of the Company's initial investment in Red Back on the date of acquisition.

3)
Under CDN GAAP, $41.5 million of acquisition-related costs were included in the determination of the purchase price of the acquisition. Under US GAAP, acquisition-related costs were expensed in the period in which the costs are incurred and the services received, and were not included in the determination of the purchase price. This difference in the treatment of acquisition-related costs under US GAAP resulted in a decrease in the purchase price of $41.5 million with a corresponding decrease in goodwill.

4)
Under US GAAP, the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree is measured at fair values on the acquisition date. As a result of the Red Back acquisition, the Company expanded operations into West Africa. In Ghana, the Company holds a 90% interest in the Chirano Gold Mine, with the Government of Ghana having the right to the remaining 10% interest. In Mauritania, the Company holds a 100% interest in the Tasiast Mine. Accordingly, the Company recognized a non-controlling interest of 10% in the Chirano Gold Mine.

  Under CDN GAAP, this acquired non-controlling interest was measured at its book value of $3.9 million. Under US GAAP, this acquired non-controlling interest was measured at its fair value of $57.6 million, being 10% of the fair value of the net assets acquired on September 17, 2010, the acquisition date. This difference in the measurement of non-controlling interest under US GAAP resulted in a decrease to goodwill of $53.7 million.

  Under CDN GAAP, the fair values of CGML's assets were measured at 90% of their fair value. However, for US GAAP, these fair values were measured at 100% of their fair value, with the corresponding 10% increase being recognized as an increase to non-controlling interest. This difference in the measurement of the fair value of CGML's assets for US GAAP resulted in an increase in property, plant and equipment (including mineral interests) of $66.9 million, an increase in future income and mining tax liabilities of $17.4 million, and a net decrease in goodwill of $49.5 million.

  As a result of these adjustments, the following tables set forth the total consideration paid and a preliminary allocation of this purchase price to the assets and liabilities acquired, based on preliminary estimates of fair value under US GAAP.

6

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

        Total consideration paid under US GAAP of $8,720.4 million was calculated as follows:

(unaudited — expressed in millions of United States dollars)

Common shares issues (416.4 million)	$7,678.3
Fair value of warrants issued (25.8 million)	161.3
Fair value of options issued (8.7 million)	91.2
Fair value of Red Back shares, previously acquired	789.6

Total purchase price	$8,720.4

The following table sets forth the preliminary allocation under US GAAP of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. Final valuations of assets and liabilities are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations. This is a preliminary purchase price allocation and therefore subject to adjustment over the period to completion of the valuation process and analysis of resulting tax effects:

(unaudited — expressed in millions of United States dollars)

Cash and cash equivalents	$742.6
Accounts receivable and other assets	27.0
Inventories	115.2
Property, plant and equipment (including mineral interests)	1,832.7
Accounts payable and accrued liabilities	(103.4)
Future income and mining tax liabilities	(328.9)
Other long-term liabilities	(34.3)
Non-controlling interest	(57.6)
Goodwill	6,527.1

Total purchase price	$8,720.4

        The goodwill recognized is attributed to: expected additional value from identified exploration targets acquired from Red Back; the optionality to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising properties in the future; and the going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any other valuation.

        On a preliminary basis, all of the goodwill was assigned to the Corporate and Other segment. None of the goodwill recognized is expected to be deductible for tax purposes.

Basis of Presentation

        The following unaudited pro forma results of operations, prepared in accordance with US GAAP, have been prepared as if the Red Back acquisition had occurred at the beginning of each period presented. The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Any

7

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

potential synergies that may be realized and integration costs that may be incurred have been excluded from the unaudited pro forma financial statement information, including Red Back transaction costs.

Pro Forma Assumptions and Adjustments

        Certain adjustments have been reflected in this unaudited pro forma consolidated statement of operations to illustrate the effects of purchase accounting where the impact could be reasonably estimated.

a)
To increase depreciation expense to reflect depreciation of the fair value increment on property, plant, and equipment (including mineral interests).

b)
To expense exploration costs that had been deferred.

c)
To tax effect all the above listed adjustments.

Pro forma Financial Statements

Statement of Operations

(expressed in millions of United States dollars)

	For the three months ended September 30,
(unaudited)	2010 Pro forma consolidated	2009 Pro forma consolidated
Revenue	837.2	651.5

Earnings before taxes and other items	374.3	84.1

Net earnings (loss)	312.4	(4.6)

	For the nine months ended September 30,
(unaudited)	2010 Pro forma consolidated	2009 Pro forma consolidated
Revenue	2,432.4	1,917.5

Earnings before taxes and other items	966.7	465.4

Net earnings	750.2	321.6

Adjustments with no current period impact

(j)
In 1996, the Company issued convertible debentures in the aggregate principal amount of $146.0 million (CAD$200.0 million). The Company redeemed the convertible debentures on September 29, 2003, with a payment of $144.8 million (CAD$195.6 million) and accrued interest of $2.0 million (CAD$2.7 million). Originally, under CDN GAAP, the convertible debentures were accounted for in accordance with their substance and, as such, were presented in the financial statements in their liability and equity component parts. However, during 2005, the Company adopted amendments to CICA HB Section 3860, "Financial Instruments — Disclosure and Presentation" ("Section 3860"), which was retroactively applied to the accounting for the Company's convertible debentures. Under the amended Section 3860, the convertible debentures were bifurcated into a principal and an option component for accounting purposes. The principal component was recorded as debt and the option component

8

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

  recorded as equity. The principal component was accreted over the life of the convertible debentures through periodic charges to expense. On redemption, under CDN GAAP, the Company recognized a net gain of $15.4 million, which was apportioned between the principal and option components, based on their relative fair values compared to their carrying values. The Company recorded a loss on the principal component of $16.6 million and a gain on the option component of $32.0 million. The loss on the principal component was charged against income and the gain on the option component was accounted for as an increase in Contributed surplus. Under US GAAP, both the loss on the principal component and the gain on the option component would have been recognized in income. As a result, Accumulated deficit would decrease by $32.0 million with a corresponding decrease to Contributed surplus for the same amount.

(k)
CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common share capital with a corresponding offset to Accumulated deficit. For CDN GAAP, the Company eliminated operating deficits of $761.4 million and $5.3 million in 2003 and 1991, respectively. These reclassifications are not permitted by US GAAP and would require in each subsequent year a cumulative increase in Common share capital and a cumulative increase in deficit of $766.7 million.

(l)
Prior to the introduction of CICA HB Section 3855, "Financial instruments" on January 1, 2007, under CDN GAAP, unrealized gains on long-term investments were not recorded. Under US GAAP, unrealized gains on long-term investments that are classified as securities available-for-sale are recorded, and the corresponding gain or loss is included as a component of comprehensive income. As at December 31, 2007, there was no longer a difference resulting from the two standards. As at December 31, 2006, $19.9 million was included as a component of AOCI. There was no tax impact on this adjustment.

(m)
Echo Bay Mines Ltd. ("Echo Bay") transaction: On April 3, 2002, the Company exchanged its investment in debt securities of Echo Bay for 57.1 million common shares of Echo Bay. Based on US GAAP, it would have resulted in a gain included in earnings using fair value accounting. The fair value of the Echo Bay common shares received, under US GAAP, was $49.1 million, representing 57.1 million common shares at $0.86 each, being the closing market price of such shares on April 3, 2002, resulting in a gain of $42.5 million, after deducting the $6.6 million carrying value of the debt securities exchanged. This increased the carrying value of this investment, and the gain of $49.1 million was included in earnings for the year ended December 31, 2002. Under CDN GAAP, the cost of the Echo Bay common shares acquired on the exchange was recorded at the values of the securities given up. Since the fair value of the capital securities given up approximated their carrying value, no gain was recorded under CDN GAAP.

  Subsequent to the exchange of debt securities, the Company accounted for its share investment in Echo Bay as an available-for-sale security under US GAAP. At January 31, 2003, when the Company acquired the remaining outstanding common shares of Echo Bay, the Company retroactively restated its 2002 consolidated financial statements, prepared in accordance with US GAAP, to account for its share investment in Echo Bay on an equity basis. As a result, the Company reversed an unrealized gain of $21.8 million previously included in CDN GAAP OCI, increased its deficit by $0.7 million to reflect its share of equity losses for the period ended December 31, 2002 and correspondingly reduced the carrying value of its investment. In addition, the Company decreased long-term investments and recorded a share of loss in investee company of $1.0 million for the one month ended January 31, 2003 and increased long-term investments and recorded a share of income in investee company of $0.7 million during the year ended December 31, 2002. For US GAAP purposes, as a result of the business combination on January 31, 2003, the Company recognized an additional $40.8 million of goodwill representing the difference in carrying value of its share investment in Echo Bay between CDN GAAP and US GAAP.

  For the year ended December 31, 2003, the Company computed a goodwill impairment charge of $40.2 million thereby reducing the additional goodwill balance, under US GAAP, at December 31, 2003 to $0.6 million. As at September 30, 2010 and December 31, 2009, the additional goodwill remained at $0.6 million under US GAAP.

9

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

(n)
Under Canadian income tax legislation, a company is permitted to issue flow-through shares, whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company accounted for the issue of flow-through shares issued in 2001 using the deferral method in accordance with CDN GAAP. At the time of issue, the funds received were recorded as share capital. Qualifying expenditures were made in 2002. For US GAAP, the premium paid in excess of the market value of $1.1 million was credited to other liabilities and included in income as the qualifying expenditures were made. As at September 30, 2010 and December 31, 2009, the application of US GAAP would result in a decrease in Common share capital of $1.1 million and a corresponding reduction in Accumulated deficit.

(o)
ASC Topic 718 (formerly SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment to SFAS No. 123) is similar to the Canadian accounting standard, CICA HB Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which was adopted in 2004. Accordingly, there is no CDN / US GAAP difference in the calculation of stock-based compensation expense. However, upon adoption of the amended Canadian accounting standard, stock option compensation of $2.5 million was recorded as an adjustment to the opening balance of accumulated deficit with an offsetting adjustment to Contributed surplus. There was no tax impact on this adjustment. Under US GAAP, this adjustment would be reversed.

Note 2 — Stock-based compensation

        Total stock-based compensation expense was $8.5 million and $24.9 million for the three and nine months ended September 30, 2010 (three and nine months ended September 30, 2009 — $6.5 million and $20.3 million). As at September 30, 2010, there was $13.5 million of total unrecognized compensation costs relating to non-vested stock options. We expect to recognize this expense over a weighted average period of 1.5 years.

Note 3 — Fair value measurement disclosures

        In 2008, the Company adopted ASC Subtopic 820-10 (formerly SFAS 157, Fair Value Measurements) for financial assets and liabilities that are measured at fair value on a recurring basis. ASC Subtopic 820-10 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The primary assets and liabilities affected were available-for-sale securities, embedded derivatives, and derivative instruments. The adoption of ASC Subtopic 820-10 did not change the valuation techniques that the Company uses to value these assets and liabilities. The Company has elected to present information for derivative instruments on a net basis.

        The fair value hierarchy established by ASC Subtopic 820-10 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

10

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

        Assets (liabilities) measured at fair value on a recurring basis as at September 30, 2010 include (in millions of United States dollars):

	Level One	Level Two	Level Three	Aggregate Fair Value
Available-for-sale securities	$292.2	$—	$—	$292.2
Embedded derivatives	—	6.4	—	6.4
Derivative instruments	(60.7)	(261.4)	—	(322.1)

	$231.5	($255.0)	$—	$(23.5)

        The valuation techniques that are used to measure fair value are as follows:

Available-for-sale securities and Share Purchase Warrant liabilities:

        The fair value of available-for-sale securities and Share Purchase Warrant liabilities are determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities and Share Purchase Warrant liabilities are classified within Level 1 of the fair value hierarchy established by ASC Subtopic 820-10.

Derivative instruments:

        The fair value of derivative instruments is based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet dates and therefore derivative instruments are classified within Level 2 of the fair value hierarchy established by ASC Subtopic 820-10.

Embedded derivatives:

        The fair value of embedded derivatives is derived from a formula which uses the forward price of gold and therefore embedded derivatives are classified within Level 2 of the fair value hierarchy established by ASC Subtopic 820-10.

11

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

Note 4 — Financial instruments

        The following tables provide additional details of our financial instruments.

Asset Derivatives	Balance Sheet Location	September 30, 2010 Fair Value	December 31, 2009 Fair Value
Derivatives designated as hedging instruments
Gold and silver forward contracts	Unrealized fair value of derivative assets — current	$6.5	$0.5
Foreign currency forward contracts	Unrealized fair value of derivative assets — current	45.1	38.2
Energy forward contracts	Unrealized fair value of derivative assets — current	0.9	1.3

		52.5	40.0

Gold and silver forward contracts	Unrealized fair value of derivative assets	—	1.9
Foreign currency forward contracts	Unrealized fair value of derivative assets	8.1	—

		8.1	1.9

Derivatives not designated as hedging instruments
Gold and silver forward contracts	Unrealized fair value of derivative assets — current	40.2	—
Gold contract related to Julietta sale	Unrealized fair value of derivative assets — current	6.4	4.3
Total return swap	Unrealized fair value of derivative assets — current	0.7	—

		47.3	4.3

Gold and silver forward contracts	Unrealized fair value of derivative assets	10.4	—

		10.4	—

Total asset derivatives		$118.3	$46.2

12

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

Liability Derivatives	Balance Sheet Location	September 30, 2010 Fair Value	December 31, 2009 Fair Value
Derivatives designated as hedging instruments
Gold and silver forward contracts	Unrealized fair value of derivative liabilities — current	$216.2	$130.5
Foreign currency forward contracts	Unrealized fair value of derivative liabilities — current	—	0.1

		216.2	130.6

Gold and silver forward contracts	Other long-term liabilities	99.4	204.5
Interest rate swap contracts	Other long-term liabilities	3.3	5.5

		102.7	210.0

Derivatives not designated as hedging instruments
Gold and silver forward contracts	Unrealized fair value of derivative liabilities — current	41.1	0.2
Share purchase warrant liability	Unrealized fair value of derivative liabilities — current	60.7	83.6
Total return swap	Unrealized fair value of derivative liabilities — current	—	0.2

		101.8	84.0

Gold and silver forward contracts	Other long-term liabilities	10.7	—
Interest rate swap contracts	Other long-term liabilities	2.6	2.8

		13.3	2.8

Total liability derivatives		$434.0	$427.4

	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)			Amount of Gain or (Loss) Reclassified from OCI into Income (Effective Portion)
			Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	For the nine months ended September 30, 2010	For the nine months ended September 30, 2009		For the nine months ended September 30, 2010	For the nine months ended September 30, 2009
Gold and silver forward contracts	$(70.0)	$(124.4)	Metal sales	$86.5	$12.1
Energy forward contracts	0.2	2.4	Cost of sales	(0.6)	7.3
Foreign currency forward contracts	44.2	68.9	Cost of sales	(30.2)	22.5
Foreign currency forward contracts	2.7	2.9	General and administrative	(1.0)	(2.2)
Interest rate swap contracts	2.2	0.8	Other income (expense) — net	(4.4)	—

	$(20.7)	$(49.4)		$50.3	$39.7

13

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

	For the three months ended September 30, 2010	For the three months ended September 30, 2009		For the three months ended September 30, 2010	For the three months ended September 30, 2009
Gold and silver forward contracts	$(31.9)	$(59.1)	Metal sales	$29.0	$2.6
Energy forward contracts	0.9	(0.3)	Cost of sales	(0.2)	1.8
Foreign currency forward contracts	46.9	18.4	Cost of sales	(12.6)	2.2
Foreign currency forward contracts	2.0	1.5	General and administrative	(0.5)	(1.4)
Interest rate swap contracts	0.5	(0.8)	Other income (expense) — net	(4.4)	—

	$18.4	$(40.3)		$11.3	$5.2

	Amount of Gain or (Loss) Recognized in Income on Derivative
Derivatives not designated as hedging Relationships	For the nine months ended September 30, 2010	For the nine months ended September 30, 2009	Location of Gain or (Loss) Recognized in Income on Derivatives
Interest rate swap contracts	$(7.8)	$(3.1)	Other income (expense) — net
Foreign currency forward contracts	2.4	0.4	Other income (expense) — net
Gold contract related to Julietta sale	2.0	3.2	Other income (expense) — net
Fair value of Canadian dollar denominated share purchase warrants	22.9	2.3	Other income (expense) — net

	$19.5	$2.8

Amount excluded from the assessment of Hedge Effectiveness
Gold and silver forward contracts	$(11.4)	$(0.5)	Other income (expense) — net

	$(11.4)	$(0.5)

14

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

Derivatives not designated as hedging Relationships	For the three months ended September 30, 2010	For the three months ended September 30, 2009
Interest rate swap contracts	$(5.6)	$(1.8)	Other income (expense) — net
Foreign currency forward contracts	—	(0.1)	Other income (expense) — net
Gold contract related to Julietta sale	0.2	1.5	Other income (expense) — net
Fair value of Canadian dollar denominated share purchase warrants	(0.3)	(11.9)	Other income (expense) — net

	$(5.7)	$(12.3)

Amount excluded from the assessment of Hedge Effectiveness
Gold and silver forward contracts	$1.4	$(1.2)	Other income (expense) — net

	$1.4	$(1.2)

15

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

        The following table provides a summary of derivative contracts outstanding at September 30, 2010.

	2010	2011	2012	Total
Metals
Gold forward sell contracts (ounces)	54,750	319,660	74,075	448,485
Average price	642.91	621.24	674.44	632.67

Gold forward buy contracts (ounces)	54,750	213,440	—	268,190
Average price	1,154.94	1,114.27	—	1,122.57

Silver forward sell contracts (ounces 000's)	900	3,600	—	4,500
Average price	10.71	10.71	—	10.71

Purchased silver put contracts (ounces 000's)	689	2,806	—	3,495
Average price	13.00	13.00	—	13.00

Sold silver collar contracts (ounces 000's)	689	2,806	—	3,495
Average price	16.86	17.29	—	17.20

Foreign currency
Brazil reias forward buy contracts
(in millions of U.S. dollars)	37.5	186.0	—	223.5
Average price	2.18	2.01	—	2.04

Chilean pesos forward buy contracts
(in millions of U.S. dollars)	44.4	102.0	—	146.4
Average price	546.72	534.56	—	538.24

Russian roubles forward buy contracts
(in millions of U.S. dollars)	21.0	84.0	—	105.0
Average price	34.16	32.01	—	32.44

Canadian dollar forward buy contracts
(in millions of U.S. dollars)	18.0	34.0	—	52.0
Average price	1.06	1.07	—	1.07

Euro forward buy contracts
(in millions of U.S. dollars)	—	8.7	—	8.7
Average price	—	0.78	—	0.78

Energy
Oil forward buy contracts (barrels)	54,000	120,000	—	174,000
Average price	74.36	79.90	—	78.18

Note 5 — Contingencies

General

        Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

16

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

Other legal matters

        The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Income taxes

        The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

Brazil

        In early August 2009, the Company's wholly-owned Brazilian subsidiary, Rio Paracatu Mineracao S.A. ("RPM"), the owner of Paracatu, received a tax assessment from the Brazilian federal tax authorities in the amount of $146 million, including penalties and interest of $82 million. The assessment denies deductions for goodwill claimed by RPM during 2005 through 2008. As at September 30, 2010 the Company has a future tax asset of approximately $68.1 million (December 31, 2009 — $74.0 million) recorded in its financial statements in respect of the goodwill balance, the future deduction of which will depend on the outcome of the assessment. The Company has assessed the net tax benefit related to this item, concluding it appropriate. On September 1, 2009 the Company filed its administrative appeal of this assessment.

        Mineracao Serra Grande, S.A. ("MSG") which owns the Crixás mine, the Company's 50% joint venture with Anglogold Ashanti, received two tax reassessments since November 2003 from the Minas Gerais State and Goias State tax authorities. The reassessments disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals approximately $9.4 million (December 31, 2009 — $8.9 million). The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse effect on its financial position, results of operations or cash flows. This reassessment relates to the Crixás operating segment.

        In December 2007, the Company's 100% owned Brazilian subsidiary, Kinross Participacoes Ltda. received a tax assessment from the Brazilian Federal tax authorities in the amount of $136.6 million (December 31, 2009 — $126.5 million), including penalties and interest in respect of alleged income taxes not withheld from a third party. The Company has appealed this assessment and believes that it has reasonable defences to the assessment. The Company is pursuing its indemnity rights from the third party in respect of the assessment.

        In September 2005, MSG received assessments relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company's share of the assessments is approximately $52.2 million (December 31, 2009 — $46.7 million). The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed. This reassessment relates to the Crixás operating segment.

        In October 2006, MSG received an assessment from the State of Goias tax authorities relating to remittance of gold from Crixás to Nova Lima in Minas Gerais for export purposes. Since May 2006, the Goias State signed an authorization (TARE) to this procedure. The Company's share of this assessment is approximately $32.1 million (December 31, 2009 —

17

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

$28.7 million). The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows.

Note 6 — Adoption of accounting standards and recently issued accounting pronouncements

        In April 2010, the FASB issued ASU 2010-13, Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This ASU provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2010 and are not expected to have a significant impact on the Company's consolidated financial statements.

        In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. This ASU amended the guidance on subsequent events and will no longer require that an SEC filer disclose the date through which subsequent events have been evaluated. The amendment is effective upon issuance. The adoption of this ASU had no impact on the consolidated financial statements.

        In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures (formerly SFAS No. 157, Fair Value Measurements). The new disclosures now required by the amended guidance include the amounts of significant transfers in and/or out of Level 1 and Level 2 fair value measurements and the reasons for the transfers, and a reconciliation of the activities in Level 3 fair value measurements on a gross basis. In addition, this ASU clarifies the existing disclosure requirements for level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis. Those disclosures are effective for fiscal years beginning after December 15, 2010. Other than the required disclosures (see note 3), the adoption of this ASU had no impact on the consolidated financial statements.

        On January 1, 2010, the Company adopted ASC Topic 810 (formerly SFAS No. 167, Amendments to FASB Interpretation No. 46(R)). ASC Topic 810 is intended to address: the effects on certain provisions of ASC Subtopic 810-10 (formerly FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities), as a result of the elimination of the qualifying special-purpose entity concept in SFAS 166; and concerns about the application of certain key provisions of ASC Subtopic 810-10, including those in which the accounting and disclosures under the Interpretation did not always provide timely and useful information about an enterprise's involvement in a variable interest entity. The adoption of ASC Topic 810 did not have an impact on the consolidated financial statements.

        On January 1, 2010, the Company adopted ASC Topic 860 (formerly SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140). ASC Topic 860 (formerly SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"), eliminates the concept of a qualifying special purpose entity; clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of accounting for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. The adoption of ASC Topic 860 did not have an impact on the consolidated financial statements.

18

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2010
(unaudited)

Other information

(a)
The terms "proven and probable reserves", "exploration", "development", and "production" have the same meaning under both US and CDN GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both US and CDN GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both US and CDN GAAP.

(b)
Under CDN GAAP, Kinross proportionately consolidates its interests in incorporated joint ventures. These investments would be accounted for using the equity method under US GAAP. The Company relies on an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F where the differences that would result from using proportionate consolidation for investments in joint ventures pursuant to CDN GAAP is not required to be included in the US GAAP Note. Each of the joint ventures qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

19

QuickLinks

  Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2010
KINROSS GOLD CORPORATION CONSOLIDATED BALANCE SHEETS (Unaudited expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited expressed in millions of United States dollars, except share and per share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited expressed in millions of United States dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY (Unaudited expressed in millions of United States dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited expressed in millions of United States dollars)
KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2010 (unaudited and expressed in millions of United States dollars)
Canadian $ denominated common share purchase warrants
US $ denominated common share purchase warrants